PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 26, 2000)

                                4,000,000 SHARES

                                [POWER-ONE LOGO]

                                  COMMON STOCK

                               -----------------

POWER-ONE, INC. IS OFFERING 4,000,000 SHARES OF ITS COMMON STOCK.

                              -------------------

OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "PWER." ON NOVEMBER 2, 2000, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $77 1/4 PER SHARE.

                              -------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS.

                               -----------------

                             PRICE $70 1/2 A SHARE

                                ----------------

                                                                   UNDERWRITING
                                                  PRICE            DISCOUNTS AND         PROCEEDS TO
                                                TO PUBLIC           COMMISSIONS           POWER-ONE
                                                ---------          -------------         -----------
PER SHARE................................        $70.50                $.50                $70.00
TOTAL....................................     $282,000,000          $2,000,000          $280,000,000

POWER-ONE, INC. HAS GRANTED THE UNDERWRITER THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 500,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON NOVEMBER 7, 2000.

                              -------------------

                           MORGAN STANLEY DEAN WITTER

NOVEMBER 3, 2000

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
             PROSPECTUS SUPPLEMENT

Prospectus Summary.............................   S-3
Special Note Regarding Forward-Looking
  Statements...................................   S-8
Use of Proceeds................................   S-9
Dividend Policy................................   S-9
Common Stock Price Range.......................   S-9
Capitalization.................................  S-10
Selected Consolidated Financial and Operating
  Data.........................................  S-11
Management's Discussion and Analysis of
  Financial Condition and Operating Results....  S-13
Business.......................................  S-24
Management.....................................  S-34
The Underwriter................................  S-36
Legal Matters..................................  S-37
Experts........................................  S-37

                  PROSPECTUS
                                                 PAGE
                                                 ----

About This Prospectus..........................     3
Where You Can Find More Information............     3
Incorporation of Information Filed with the
  SEC..........................................     3
Power-One, Inc.................................     5
Use of Proceeds................................     6
Forward-Looking Statements.....................     6
Risk Factors...................................     7
Ratio of Earnings to Fixed Charges.............    12
Description of Stock...........................    13
Description of Debt Securities.................    15
Plan of Distribution...........................    19
Legal Matters..................................    20
Experts........................................    20

                              -------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of the common stock.

    In this prospectus supplement, "Power-One," "we," "us," and "our" refer to Power-One, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriter's over-allotment option. All references to shares in this prospectus supplement reflect the three-for-two split of our common stock on June 2, 2000, and the two-for-one split of our common stock on September 11, 2000, each effected in the form of a stock dividend.

    Our fiscal year is the 52- or 53-week period ending on the Sunday nearest to December 31, and our quarters are the 13- and 14-week periods ending on the Sunday nearest to March 31, June 30, September 30 and December 31. For clarity of presentation, we have described year-ends presented as if the year ended on December 31 and quarter-ends presented as if the quarters ended on March 31, June 30, September 30 and December 31. As such, the years ended December 31, 1997 and 1998 represent 52-week years and the year ended December 31, 1999 represents a 53-week year. The six months ended June 30, 1999 and 2000 represent 26-week periods.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION CONCERNING OUR COMPANY, THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR SUMMARY AND SELECTED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE.

                                  OUR BUSINESS

    We are a leading designer and manufacturer of power conversion products. We develop these products primarily for the communications infrastructure market, whose rapid growth is being fueled by the proliferation of Internet usage and the convergence of voice, data and video applications. Our products are used to convert and process electrical energy to the high levels of quality and reliability and precise levels of direct current required by the digital economy. With more than 2,500 products, we have one of the most comprehensive product lines in the power conversion industry, and are one of only a few companies that can power virtually every segment of a communications infrastructure network.

    Our products include AC/DC power supplies that convert alternating current
(AC) voltage to direct current (DC) voltage used primarily in small networking systems, large scale data processors and industrial equipment; DC/DC power supplies that modify DC voltage into other levels of DC voltage used primarily to control power on communications printed circuit boards; and DC power systems that convert AC voltage to DC voltage used primarily to power large communications networks and cellular communications. Our products are not designed for use in personal computers, mobile phones or other consumer products.

    In addition to our broad product line, we believe that we have several key advantages that have enabled us to develop a leading brand for our products:

    - we have recruited and been able to retain what we believe are some of the most highly skilled and innovative technical staff in the industry;

    - we have a reputation for quality and reliability as a result of our rigorous internal quality controls and track record of producing reliable products; and

    - we are able to respond quickly to our customers' needs with our wide range of standard product offerings and their modular architecture, as well as our global manufacturing and distribution capabilities.

    While we sell approximately 60% of our products to our top 25 customers, we sell our products to over 10,000 customers worldwide. According to Micro-Tech Consultants, the total power conversion market is currently estimated to be $24 billion. Our largest customer is Cisco, which accounted for 14.2% of our sales in 1999 and 18.1% of our sales in the first half of 2000. Our other communications infrastructure customers include Alcatel, Nokia, Nortel and Ericsson. We are also beginning to sell to high-growth, emerging technology companies such as Juniper Networks, Extreme Networks and Sycamore Networks. Key customers in other industries include Agilent, Coherent Laser, Siemens and Teradyne.

    Our net sales have increased from $150 million for the twelve months ended June 30, 1999 to $337 million for the twelve months ended June 30, 2000, representing an annual growth rate of 124%. Our six-month order backlog has also grown considerably, from $67 million at December 31, 1999 to $197 million at June 30, 2000. In addition to our rapid growth in revenue and backlog, our gross profit margin has been approximately 39% during the past three years.

    Since December 31, 1999, in addition to our internal growth, we have expanded our product offerings, scale and geographic breadth through two significant acquisitions. In February 2000, we acquired HC Power, Inc., or HC Power, headquartered in Southern California, which sells large DC power systems to communications infrastructure manufacturers in North America. In May 2000, we acquired Powec AS, or

Powec, headquartered in Norway, which sells its small- and medium-sized DC power systems to these same types of manufacturers in Europe and Asia. The combination of these two acquisitions has given us the ability to manufacture and sell globally virtually every size of DC power system used by the communications industry.

    We currently have domestic operations in Camarillo, California, Boston, Massachusetts and Irvine and Costa Mesa, California. Our international operations are located in the Dominican Republic, Mexico, Puerto Rico, Ireland, Slovakia, Switzerland, Germany, Australia, Singapore, Norway, the United Kingdom and China.

                               BUSINESS STRATEGY

    We are focused on becoming the worldwide leader in power conversion equipment for the rapidly growing global communications infrastructure market. To achieve this objective, we plan to:

    - expand product lines, including DPA products;

    - cross-sell products on a global basis;

    - continue to acquire and invest in strategic businesses and technologies;
      and

    - develop technologies to enable alternative energy solutions.

                              -------------------

    We were incorporated in Delaware in January 1996 as the successor to a business formed in 1973. Our principal executive offices are located at 740 Calle Plano, Camarillo, California, 93012, and our telephone number is
(805) 987-8741. You can find our website at www.power-one.com. The information found on our website is not a part of this prospectus supplement.

                              -------------------

                                  THE OFFERING

Common stock offered by us....................  4,000,000 shares
Total common stock to be outstanding after
  this offering...............................  77,906,707 shares
Use of proceeds...............................  For repayment of debt and general corporate purposes, including possible acquisitions and
                                                strategic investments in new technologies. See
                                                "Use of Proceeds."
Dividend policy...............................  We currently intend to retain future earnings, if any, to operate and expand our business and
                                                do not anticipate paying any cash dividends in
                                                the foreseeable future.
Nasdaq National Market symbol.................  PWER

    The above information is based on 73,906,707 shares outstanding as of October 31, 2000. This information does not include 8,713,207 shares of common stock subject to outstanding options and 13,506,727 shares of common stock reserved for future issuance under our stock plans. See "Capitalization" for additional information concerning the number of outstanding shares of our capital stock and stock options as of June 30, 2000.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                    FISCAL YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                               ------------------------------------------   ----------------------------------
                                                                PRO FORMA                            PRO FORMA
                                 1997     1998(1)    1999(2)     1999(3)     1999(2)    2000(4)(5)    2000(6)
                                 ----     -------    -------    ---------    -------    ----------   ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
STATEMENTS OF OPERATIONS:
  Net sales..................  $109,221   $119,451   $237,157   $295,393    $  90,614    $190,851    $216,521
  Gross profit...............    42,877     44,497     94,339    115,311       35,984      76,865      85,985
  Income from operations.....    14,776      8,239     20,109     19,325          987      15,092      17,402
  Net income (loss)..........     8,283      5,796     11,554      5,942       (1,649)      9,107       9,378
  Net income (loss)
    attributable to common
    stockholders.............  $  6,769   $  5,796   $ 11,554   $  5,942    $  (1,649)   $  9,107    $  9,378
  Basic earnings (loss) per
    common share.............  $    .17   $    .10   $    .19   $    .10    $    (.03)   $    .13    $    .13

  Basic weighted average
    shares
    outstanding..............    40,344     56,613     60,597     61,025       56,728      72,788      73,106

  Diluted earnings (loss) per
    common share.............  $    .16   $    .10   $    .18   $    .09    $    (.03)   $    .12    $    .12

  Diluted weighted average
    shares outstanding.......    41,163     57,363     62,469     62,897       56,728      76,104      76,422

SELECTED OPERATING DATA:
  Gross profit margin........      39.3%      37.3%      39.8%      39.0%        39.7%       40.3%       39.7%
  EBITDA (7).................  $ 19,377   $ 14,871   $ 38,548   $ 42,753    $  11,427    $ 37,833    $ 43,048
  EBITDA margin..............      17.7%      12.4%      16.3%      14.5%        12.6%       19.8%       19.9%
  Backlog (8)................  $ 38,932   $ 29,095   $ 66,938   $ 72,706    $  71,890    $197,296    $197,296
  Cash flows provided by
    (used in):
    Operating activities.....     8,439     23,637     (1,727)                 (3,952)     (6,226)
    Investing activities.....    (5,556)   (53,155)   (57,730)                (42,408)   (117,577)
    Financing activities.....    27,527      7,746    112,677                  38,633      72,864

    The following table presents our summary consolidated balance sheet data as of June 30, 2000. The as adjusted data give effect to the sale of the 4,000,000 shares of common stock offered hereby at a public offering price of $70.50 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 12,834    $211,053
  Working capital...........................................    50,921     330,171
  Total assets..............................................   457,887     656,106
  Total debt................................................   107,394      26,364
  Total stockholders' equity................................   277,249     556,499

----------

(1) On August 31, 1998, we acquired Melcher Holding AG, or Melcher. We accounted for the acquisition using the purchase method of accounting. The year ended December 31, 1998 includes a non-recurring expense of $2.3 million related to the purchase of Melcher, which consists of an inventory fair market value write-up of $2.9 million, which increased cost of goods sold expense, and a related income tax benefit of $.6 million.

(2) On January 29, 1999, we purchased International Power Devices, Inc., or IPD. We accounted for the acquisition using the purchase method of accounting. Both the year ended December 31, 1999 and the six months ended June 30, 1999 include non-recurring items related to the IPD acquisition totaling
    $4.4 million, which consist of the following: inventory fair market value write-up of $.8 million, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement; and related income tax benefit of $.7 million.

(3) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisitions of IPD and Powec had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of the events directly attributable to the transactions that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the fiscal year ended December 31, 1999 exclude non-recurring items totaling $5.8 million, which consist of the following: inventory fair market value write-up of $.8 million and $2.0 million related to the purchases of IPD and Powec, respectively, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD; and related income tax benefit of $1.3 million. The pro forma amounts include non-recurring items related to IPD totaling $1.0 million, which consist of the following: $.4 million of bonuses and $.8 million of stock compensation paid by IPD in January, 1999; $.5 million of professional fees; and related income tax benefit of $.7 million.

(4) On February 29, 2000, we acquired HC Power in a stock-for-stock transaction. The merger was accounted for as a pooling of interests. Accordingly, all prior period consolidated financial information presented has been restated to give retroactive effect to the merger. The six months ended June 30, 2000 include non-recurring items related to the merger totaling $10.1 million, which consist of the following: stock compensation charge of $13.3 million for HC Power stock bonus agreements that vested on the date of the merger; payroll taxes related to the stock compensation charge of $.2 million; acquisition costs of $2.4 million; related income tax benefit of $5.4 million; and $.4 million income tax benefit recorded upon HC Power's conversion from an S-Corporation to a C-Corporation.

(5) On May 16, 2000, we purchased Powec. We accounted for the acquisition using the purchase method of accounting. The six months ended June 30, 2000 include non-recurring items related to the Powec acquisition totaling
    $1.6 million, which consists of the following: inventory fair market value write-up of $2.0 million, which increased cost of goods sold expense; write-off of $.2 million loan fees since a new credit agreement was necessary to finance the acquisition; and related income tax benefit of $.6 million.

(6) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of Powec had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of the events directly attributable to the transaction that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the six months ended June 30, 2000 exclude a non-recurring expense of $1.5 million, which consists of an inventory fair market value write-up of $2.0 million related to the purchase of Powec, which increased cost of goods sold expense, and a related income tax benefit of $.5 million. The pro forma amounts include a non-recurring expense of $.1 million, which consists of a write-off of $.2 million loan fees since a new credit agreement was necessary to finance the Powec acquisition, and a related income tax benefit of $.1 million.

(7) EBITDA, which we calculate as income from operations before depreciation, amortization and compensation charges for stock compensation plans, is a supplemental financial measurement used by us in the evaluation of our business and by many analysts in our industry. However, EBITDA should only be read in conjunction with all of our financial data summarized above and our financial statements prepared in accordance with generally accepted accounting principles and incorporated herein by reference. EBITDA should not be construed as an alternative either to income from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of our liquidity.

(8) Consists of purchase orders on-hand having delivery dates scheduled within the following six months.

                              RECENT DEVELOPMENTS

    On October 25, 2000, we announced our results for the three months ended September 30, 2000. Net sales for this period increased $77.8 million, or 107%, to $150.4 million, from $72.6 million for the same period in 1999. Net income for the three months ended September 30, 2000 increased $10.8 million, or 206%, to $16.0 million, compared to $5.2 million for the same period in 1999.

    Earnings per share for the three months ended September 30, 2000 increased 122% to $.20 per diluted shares, compared to $.09 per diluted share for the same period in 1999. Cash earnings per share, or earnings before amortization of intangibles and acquisition related charges, net of income taxes, increased 140% to $.24 per diluted share for the three months ended September 30, 2000, compared to $.10 per diluted share for the same period in 1999.

    Net sales for the nine months ended September 30, 2000 increased 109% to $341.2 million, compared to $163.2 million for the same period in 1999. Net income for the nine months ended September 30, 2000, before acquisition related charges, increased to $36.7 million, or $.48 per diluted share, compared to $7.9 million, or $.13 per diluted share, for the same period in 1999. Including acquisition related charges, net income was $25.1 million, or $.33 per diluted share, for the nine months ended September 30, 2000, compared to $3.6 million, or $.06 per diluted share, for the same period in 1999. Cash earnings per share for the nine months ended September 30, 2000 increased 211% to $.56 per diluted share, compared to $.18 per diluted share for the same period in 1999.

    Sales to the communications infrastructure market increased to $107 million for the three months ended September 30, 2000, a 155% increase compared to $42 million for the same period in 1999, and currently account for 71% of net sales. Backlog at September 30, 2000 was $238 million, with a 90-day backlog of $159 million.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Operating Results" and "Business" and elsewhere in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "could," "would," "might," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue," or in the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from our sale of 4,000,000 shares of common stock will be approximately $279.3 million, or $314.3 million if the underwriter's over-allotment option is exercised in full, at a public offering price of $70.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

    We expect to use a portion of the net proceeds from sales of our common stock to repay all indebtedness outstanding under our revolving loan agreement. At September 30, 2000 our outstanding balance owed under this credit agreement was $145.7 million, and our interest rate was 8.1% per annum. We incurred approximately $68.5 million of this debt to acquire Powec and a telecommunications product line from Eldec, and the remainder for working capital purposes and for the repayment of then existing debt. We expect to use the remaining net proceeds for general corporate purposes, including acquisitions, strategic investments in technology and additions to working capital and capital expenditures. We do not have any agreements or understandings with respect to an acquisition.

    We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management team will have broad discretion in applying the net proceeds. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our common stock during any of the last three fiscal years. We currently intend to retain future earnings, if any, to operate and expand our business and do not anticipate declaring any cash dividends in the foreseeable future. In addition, our credit agreement prohibits us from paying cash dividends without obtaining prior approval from our lender.

                            COMMON STOCK PRICE RANGE

    Our common stock is quoted on the Nasdaq National Market under the symbol "PWER." The following table sets forth the high and low closing sale prices per share of our common stock as reported on the Nasdaq National Market, for the periods indicated.

                                                                HIGH       LOW
                                                              --------   --------
    YEAR ENDED DECEMBER 31, 1998:
    First Quarter...........................................   $ 5.75     $ 4.33
    Second Quarter..........................................     5.67       2.58
    Third Quarter...........................................     3.33       2.15
    Fourth Quarter..........................................     2.50       1.83
    YEAR ENDED DECEMBER 31, 1999:
    First Quarter...........................................     4.08       2.08
    Second Quarter..........................................     6.50       2.17
    Third Quarter...........................................    10.55       6.42
    Fourth Quarter..........................................    15.27       6.08
    YEAR ENDING DECEMBER 31, 2000:
    First Quarter...........................................    22.92      11.17
    Second Quarter..........................................    58.19      19.75
    Third Quarter...........................................    87.02      53.06
    Fourth Quarter (through October 31, 2000)...............    87.38      52.00

    A recent reported last sale price per share for our common stock on the Nasdaq National Market is set forth on the cover page of this prospectus. On October 31, 2000, there were 219 record holders of our common stock.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization and our capitalization on a pro forma as adjusted basis as of June 30, 2000, giving effect to our sale of the common stock in this offering at a public offering price of $70.50 per share, and deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds as described under "Use of Proceeds."

                                                                        JUNE 30, 2000
                                                                  -------------------------
                                                                                 PRO FORMA
                                                                   ACTUAL       AS ADJUSTED
                                                                   ------       -----------
                                                                       (IN THOUSANDS)
Cash and cash equivalents...................................      $ 12,834       $ 211,053
                                                                  ========       =========
Debt:
  Short-term loans from banks...............................      $ 85,621       $   4,591(1)
  Current portion of long-term debt.........................         3,307           3,307(1)
  Long-term debt, less current portion......................        11,003          11,003(1)
  Capitalized leases........................................         1,191           1,191
  Bank overdraft............................................         6,272           6,272
                                                                  --------       ---------
    Total debt..............................................       107,394          26,364
                                                                  --------       ---------
Stockholders' equity:
  Common stock, $.001 par value per share, 300,000,000(2)
    shares authorized; 73,575,652 shares issued and
    outstanding and 77,575,652 shares issued and outstanding
    pro forma as adjusted(3)................................            74              78
  Additional capital........................................       241,460         520,706
  Accumulated other comprehensive income (loss).............        (1,014)         (1,014)
  Retained earnings.........................................        36,729          36,729
                                                                  --------       ---------
    Total stockholders' equity..............................       277,249         556,499
                                                                  --------       ---------
      Total capitalization..................................      $384,643         582,863
                                                                  ========       =========

---------

(1) All of our remaining debt will have an average interest rate of 4.3% per annum.

(2) On August 31, 2000 the number of shares of our authorized common stock was increased from 60,000,000 to 300,000,000.

(3) Excludes 8,788,704 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $8.64 per share, 4,537,166 additional shares reserved for issuance under our Amended and Restated 1996 Stock Incentive Plan and 8,894,064 additional shares reserved for issuance under our Employee Stock Purchase Plan.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    In the table below, we provide you with selected consolidated financial and operating data. We have prepared this information using financial statements for the fiscal years ended December 31, 1997, 1998 and 1999 and the six-month periods ended June 30, 1999 and 2000. The financial statements for 1997, 1998 and 1999 have been audited by Deloitte & Touche LLP, independent auditors. The financial statements for the six-month periods ended June 30, 1999 and 2000 and pro forma financial statements for the fiscal year ended December 31, 1999 and the six-month period ended June 30, 2000 have not been audited. We have prepared this unaudited information on substantially the same basis as the audited financial statements and included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for the full year ending December 31, 2000, or any other future period. When you read this selected consolidated financial and operating data, it is important that you read along with it the section titled "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this prospectus supplement and the historical financial statements and related notes incorporated by reference into the accompanying prospectus. Historical results are not necessarily indicative of future results.

                                                 FISCAL YEARS ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                            ------------------------------------------   ------------------------------------
                                                                             PRO FORMA                            PRO FORMA
                                              1997     1998(1)    1999(2)     1999(3)    1999(2)    2000(4)(5)     2000(6)
                                              ----     -------    -------    ---------   -------    ----------    ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
STATEMENTS OF OPERATIONS:
  Net sales...............................  $109,221   $119,451   $237,157   $295,393    $90,614     $190,851      $216,521
  Cost of goods sold......................    66,344     74,954    142,818    180,082     54,630      113,986       130,536
                                            --------   --------   --------   --------    -------     --------      --------
  Gross profit............................    42,877     44,497     94,339    115,311     35,984       76,865        85,985
  Selling, general and administrative
    expense...............................    17,532     22,951     43,210     55,561     18,753       40,079        43,284
  Engineering and quality assurance
    expense...............................     8,540     10,682     21,508     27,093      9,384       17,622        18,603
  Amortization of intangibles.............     2,029      2,625      6,212     13,332      3,560        4,072         6,696
  In-process research and development.....        --         --      3,300         --      3,300           --            --
                                            --------   --------   --------   --------    -------     --------      --------
  Total expense...........................    28,101     36,258     74,230     95,986     34,997       61,773        68,583
  Income from operations..................    14,776      8,239     20,109     19,325        987       15,092        17,402
  Interest income (expense), net..........    (2,932)       499     (2,404)   (10,024)    (1,673)        (440)       (2,765)
  Other income (expense), net.............       (26)      (632)       307       (205)       276       (1,061)         (587)
                                            --------   --------   --------   --------    -------     --------      --------
  Income (loss) before provision for
    income taxes..........................    11,818      8,106     18,012      9,096       (410)      13,591        14,050
  Provision for income taxes..............     3,535      2,310      6,458      3,154      1,239        4,484         4,672
                                            --------   --------   --------   --------    -------     --------      --------
  Net income (loss).......................     8,283      5,796     11,554      5,942     (1,649)       9,107         9,378
  Preferred stock accretion and
    dividends.............................     1,514         --         --         --         --           --            --
                                            --------   --------   --------   --------    -------     --------      --------
  Net income (loss) attributable to common
    stockholders..........................  $  6,769   $  5,796   $ 11,554   $  5,942    $(1,649)    $  9,107      $  9,378
                                            ========   ========   ========   ========    =======     ========      ========
  Basic earnings (loss) per common
    share.................................  $    .17   $    .10   $    .19   $    .10    $  (.03)    $    .13      $    .13
                                            ========   ========   ========   ========    =======     ========      ========
  Basic weighted average shares
    outstanding...........................    40,344     56,613     60,597     61,025     56,728       72,788        73,106
                                            ========   ========   ========   ========    =======     ========      ========
  Diluted earnings (loss) per common
    share.................................  $    .16   $    .10   $    .18   $    .09    $  (.03)    $    .12      $    .12
                                            ========   ========   ========   ========    =======     ========      ========
  Diluted weighted average shares
    outstanding...........................    41,163     57,363     62,469     62,897     56,728       76,104        76,422
                                            ========   ========   ========   ========    =======     ========      ========
SELECTED OPERATING DATA:
  Gross profit margin.....................      39.3%      37.3%      39.8%      39.0%      39.7%        40.3%         39.7%
  EBITDA (7)..............................  $ 19,377   $ 14,871   $ 38,548   $ 42,753    $11,427     $ 37,833      $ 43,048
  EBITDA margin...........................      17.7%      12.4%      16.3%      14.5%      12.6%        19.8%         19.9%
  Depreciation & amortization.............  $  4,312   $  6,605   $ 14,626   $ 22,620    $ 7,140     $  9,428      $ 12,334
  Capital expenditures....................     5,492     11,768     27,856                12,497       15,740
  Backlog (8).............................    38,932     29,095     66,938     72,706     71,890      197,296       197,296
  Cash flows provided by (used in):
    Operating activities..................     8,439     23,637     (1,727)               (3,952)      (6,226)
    Investing activities..................    (5,556)   (53,155)   (57,730)              (42,408)    (117,577)
    Financing activities..................    27,527      7,746    112,677                38,633       72,864

    The following table presents our summary consolidated balance sheet data as of June 30, 2000. The as adjusted data give effect to the sale of the 4,000,000 shares of common stock offered hereby at a price of $70.50 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $12,834     $211,053
  Working capital...........................................   50,921      330,171
  Total assets..............................................  457,887      656,106
  Total debt................................................  107,394       26,364
  Total stockholders' equity................................  277,249      556,499

------------
(1) On August 31, 1998, we acquired Melcher. We accounted for the acquisition using the purchase method of accounting. The year ended December 31, 1998 includes a non-recurring expense of $2.3 million related to the purchase of Melcher, which consists of an inventory fair market value write-up of $2.9 million, which increased cost of goods sold expense, and a related income tax benefit of $.6 million.

(2) On January 29, 1999, we purchased IPD. We accounted for the acquisition using the purchase method of accounting. Both the year ended December 31, 1999 and the six months ended June 30, 1999 include non-recurring items related to the IPD acquisition totaling $4.4 million, which consist of the following: inventory fair market value write-up of $.8 million, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement; and related income tax benefit of $.7 million.

(3) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisitions of IPD and Powec had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of the events directly attributable to the transactions that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the fiscal year ended December 31, 1999 exclude non-recurring items totaling $5.8 million, which consist of the following: inventory fair market value write-up of $.8 million and $2.0 million related to the purchases of IPD and Powec, respectively, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD; and related income tax benefit of $1.3 million. The pro forma amounts include non-recurring items related to IPD totaling $1.0 million, which consist of the following: $.4 million of bonuses and $.8 million of stock compensation paid by IPD in January, 1999; $.5 million of professional fees; and related income tax benefit of $.7 million.

(4) On February 29, 2000, we acquired HC Power in a stock-for-stock transaction. The merger was accounted for as a pooling of interests. Accordingly, all prior period consolidated financial information presented has been restated to give retroactive effect to the merger. The six months ended June 30, 2000 include non-recurring items related to the merger totaling $10.1 million, which consist of the following: stock compensation charge of $13.3 million for HC Power stock bonus agreements that vested on the date of the merger; payroll taxes related to the stock compensation charge of $.2 million; acquisition costs of $2.4 million; related income tax benefit of $5.4 million; and $.4 million income tax benefit recorded upon HC Power's conversion from an S-Corporation to a C-Corporation.

(5) On May 16, 2000, we purchased Powec. We accounted for the acquisition using the purchase method of accounting. The six months ended June 30, 2000 include non-recurring items related to the Powec acquisition totaling
    $1.6 million, which consists of the following: inventory fair market value write-up of $2.0 million, which increased cost of goods sold expense; write-off of $.2 million loan fees since a new credit agreement was necessary to finance the acquisition; and related income tax benefit of $.6 million.

(6) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of Powec had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of the events directly attributable to the transaction that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the six months ended June 30, 2000 exclude a non-recurring expense of $1.5 million, which consists of an inventory fair market value write-up of $2.0 million related to the purchase of Powec, which increased cost of goods sold expense, and a related income tax benefit of $.5 million. The pro forma amounts include a non-recurring expense of $.1 million, which consists of a write-off of $.2 million loan fees since a new credit agreement was necessary to finance the Powec acquisition, and a related income tax benefit of $.1 million.

(7) EBITDA, which we calculate as income from operations before depreciation, amortization and compensation charges for stock compensation plans, is a supplemental financial measurement used by us in the evaluation of our business and by many analysts in our industry. However, EBITDA should only be read in conjunction with all of our financial data summarized above and our financial statements prepared in accordance with generally accepted accounting principles and incorporated herein by reference. EBITDA should not be construed as an alternative either to income from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of our liquidity.

(8) Consists of purchase orders on-hand having delivery dates scheduled within the following six months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

    YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES AND THE OTHER FINANCIAL INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION AND OTHER PARTS OF THIS PROSPECTUS SUPPLEMENT CONTAIN FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY FORWARD-LOOKING INFORMATION DUE TO FACTORS DISCUSSED UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

OVERVIEW

    We are a leading designer and manufacturer of more than 2,500 high-quality brand name power supplies. We sell our products both to original equipment manufacturers, or OEMs, and distributors who value quality, reliability, technology and service. We have more than 10,000 customers in the communications, industrial, automatic/semiconductor test equipment, transportation, medical equipment and other electronic equipment industries.

    We were founded in 1973 as a manufacturer of AC/DC power supplies and until 1981 operated solely from our Camarillo, California facility. During the 1980s, we established additional operations in Puerto Rico and Mexico to take advantage of certain labor, manufacturing and, in Puerto Rico, tax efficiencies. Between 1994 and 1996, we moved most of our Puerto Rico manufacturing operations to the Dominican Republic to capitalize on certain labor benefits. In September 1995, Stephens Group, Inc., an affiliate of Stephens Inc., and our management purchased Power-One from its previous owners and formulated a more aggressive growth strategy, which included a plan to grow through acquisitions.

    In August 1998, we increased our international presence and our product offerings by acquiring Melcher for $53 million, including debt assumed. In January 1999, we further broadened our DC/DC product offerings by acquiring IPD for $32 million, including certain capitalized lease obligations and other indebtedness of IPD. We paid additional earn-out consideration of $13 million to the former owners of IPD in the second quarter of 2000. In February 2000, we acquired HC Power for 6,363,621 shares of our common stock, and in May 2000 we acquired Powec for $74.5 million in cash, including $2.5 million of transaction costs, and 428,070 shares of our common stock. HC Power and Powec are leading suppliers of power systems for major service providers and equipment manufacturers in the communications industry.

    All references herein to us, and to operating data for 1998, include four months of Melcher's operations. For 1999, financial results are consolidated to include both Melcher and, for 11 months, IPD. The six months ended June 30, 2000 include two months of Powec's operations. All periods have been restated to give retroactive effect to the merger between us and HC Power, which was accounted for as a pooling of interests.

    Revenue is recognized upon shipment of product. Sales are recorded net of sales returns and discounts. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101, which provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. We have evaluated the provisions of SAB 101 and believe its impact on our revenue recognition policy is immaterial.

RESULTS OF OPERATIONS

    The following table sets forth supplemental consolidated statements of operations as a percentage of net sales for the periods presented:

                                                                 FISCAL YEARS ENDED                     SIX MONTHS
                                                                    DECEMBER 31,                      ENDED JUNE 30,
                                                        ------------------------------------      ----------------------
                                                          1997          1998          1999          1999          2000
                                                          ----          ----          ----          ----          ----
Net sales.............................................   100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold....................................    60.7          62.7          60.2          60.3          59.7
                                                         -----         -----         -----         -----         -----
Gross profit..........................................    39.3          37.3          39.8          39.7          40.3
Selling, general and administrative expense...........    16.1          19.2          18.2          20.7          21.0
Engineering and quality assurance expense.............     7.8           9.0           9.1          10.4           9.2
Amortization of intangibles...........................     1.9           2.2           2.6           3.9           2.2
In process research and development...................      --            --           1.4           3.6            --
                                                         -----         -----         -----         -----         -----
Income from operations................................    13.5           6.9           8.5           1.1           7.9
Interest income (expense), net........................    (2.7)           .4          (1.0)         (1.8)          (.2)
Other income (expense), net...........................     (.0)          (.5)           .1            .3           (.6)
                                                         -----         -----         -----         -----         -----
Income (loss) before provision for income taxes.......    10.8           6.8           7.6           (.4)          7.1
Provision for income taxes............................     3.2           1.9           2.7           1.4           2.3
                                                         -----         -----         -----         -----         -----
Net income (loss).....................................     7.6           4.9           4.9          (1.8)          4.8
Preferred stock accretion and dividends...............     1.4            --            --            --            --
                                                         -----         -----         -----         -----         -----
Net income (loss) attributable to common
  stockholders........................................     6.2%          4.9%          4.9%         (1.8)%         4.8%
                                                         =====         =====         =====         =====         =====

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999.

    NET SALES. Net sales increased $100.3 million, or 110.6%, to $190.9 million for the six months ended June 30, 2000 from $90.6 million for the six months ended June 30, 1999. The increase in net sales was attributable to increased shipments across all product lines. The main contributors to the increase in net sales were DC/DC power supplies which resulted primarily from strong growth in unit shipments of our advanced line of high-density board-mounted DC/DC converters to the communications market, telecom power systems, of which $14.0 million was contributed from Powec, and AC/DC power supplies, primarily due to strong sales into the automatic/semiconductor test equipment market which was still going through a recovery stage during the same period last year.

    Net sales to OEMs in the first six months of 2000 were $155.1 million, or 81.3% of net sales, up from $71.3 million, or 78.7% of net sales, for the comparable period in 1999. Net sales to Cisco represented 18.1% of net sales in the first half of 2000. Cisco was the only customer to exceed 10% of net sales in the first six months of 2000. Net sales through distributors were $35.8 million, or 18.7% of net sales, in the first six months of 2000, compared with $19.3 million, or 21.3% of net sales, in the same period in 1999. The decrease in our percentage of net sales through distributors was due to the customer base of our recent acquisitions of IPD, HC Power and Powec, each of which makes a larger proportion of their sales to OEMs.

    Net sales by markets for the six months ended June 30, 1999 and 2000 were:

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                              -----------------------
                                                                1999           2000
                                                                ----           ----
Communications..............................................     44%            61%
Industrial..................................................     19             15
Automatic/Semiconductor test equipment......................      6             10
Other.......................................................     31             14
                                                                ---            ---
    Total...................................................    100%           100%
                                                                ===            ===

    Our backlog on June 30, 2000 was $197.3 million, an increase of 194.9% and 174.4% compared to backlog of $66.9 million on December 31, 1999 and $71.9 million on June 30, 1999, respectively. Powec contributed approximately $9.2 million to our second quarter 2000 backlog. The significant increase in backlog was driven primarily by strong demand from our communications customers for our high-density DC/DC converters, as well as robust growth from the automatic/semiconductor test equipment market.

    GROSS PROFIT. Gross profit increased $40.9 million, or 113.6%, to $76.9 million for the six months ended June 30, 2000 from $36.0 million for the six months ended June 30, 1999. As a percentage of net sales, gross profit increased to 40.3% for the first six months of 2000 from 39.7% for the same period in 1999. Gross profit for the six-month periods include inventory write-up related purchase accounting adjustments due to the Powec acquisition in May 2000 and the IPD acquisition in January 1999 of approximately $2.0 million and approximately $800,000, respectively, which negatively impacted each year's gross profit margin. Excluding these non-recurring adjustments, gross profit margins would have been 41.3% for the first six months of 2000 and 40.5% for the same period in 1999. On this basis, the improved profit margin in the first half of 2000 versus the same period last year was primarily due to the increase in net sales which allowed us to better leverage our fixed manufacturing expenses, as well as the transfer of high-density DC/DC product manufacturing from our Boston, Massachusetts facility to our lower cost manufacturing facility in Mexico.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased $21.3 million, or 113.7%, to $40.1 million for the six months ended June 30, 2000 from $18.8 million for the comparable period in 1999. As a percentage of net sales, selling, general and administrative expense increased to 21.0% for the first six months of 2000 from 20.7% for the same period in 1999.

    Selling expenses increased $3.8 million primarily due to higher employee costs and an increase in sales commissions due to the increase in sales volume, as well as approximately $900,000 in selling expenses contributed by Powec.

    General and administrative expense increased $17.6 million, which was primarily attributable to an $8.7 million stock compensation charge due to HC Power stock bonus agreements that vested on the date of acquisition, $2.4 million in HC Power acquisition costs and approximately $500,000 in administrative expenses contributed by Powec, with the remainder of the increase due to higher employee costs and depreciation on our Oracle ERP system and other capital expenditures.

    Excluding non-recurring items, selling, general and administrative expense increased $10.2 million or 53.9% to $29.0 million, or 15.2% of net sales for the six months ended June 30, 2000 from $18.8 million or 20.7% of net sales, for the six months ended June 30, 1999.

    ENGINEERING AND QUALITY ASSURANCE EXPENSE. Engineering and quality assurance expense increased $8.2 million or 87.8%, to $17.6 million for the six months ended June 30, 2000 from $9.4 million for the six months ended June 30, 1999. As a percentage of net sales, engineering and quality assurance expense decreased to 9.2% for the first six months of 2000 from 10.4% for the comparable period in 1999. The increased expense was primarily due to a $4.6 million stock compensation charge due to HC Power stock bonus agreements that vested on the date of acquisition and approximately $400,000 in expenses contributed by Powec. The remainder of the increase was due to higher employee costs.

    Excluding the non-recurring stock compensation charge, engineering and quality assurance expense increased $3.6 million, or 37.8%, to $13.0 million, or 6.8% of net sales, for the six months ended June 30, 2000 from $9.4 million, or 10.4% of net sales, for the six months ended June 30, 1999.

    AMORTIZATION OF INTANGIBLES. Amortization of intangibles increased $512,000, or 14.4%, to $4.1 million for the six months ended June 30, 2000 from $3.6 million for the same period in 1999. Included in the six-month period ended June 30, 1999 is a $1.0 million charge taken in the first quarter of 1999 to write off the unamortized balance of the intangible asset value of a technology and license agreement related to substantially similar product technology acquired as a result of the IPD acquisition. Excluding this non-recurring charge, amortization of intangibles increased $1.5 million, or 59.1%, to $4.1 million for the six months ended June 30, 2000 from $2.6 million for the same period in 1999. The $1.5 million increase was primarily attributable to $1.1 million for two months of amortization expense related to the intangibles recorded for the acquisition of Powec and an approximately $400,000 increase in amortization related to intangibles recorded for the acquisition of IPD since a $13.0 million earn-out was paid to IPD's former owners in the second quarter of 2000.

    IN-PROCESS RESEARCH AND DEVELOPMENT. As a result of the IPD acquisition, we recorded a one-time charge of $3.3 million in the first quarter of 1999 for purchased in-process technology that had not reached technological feasibility and had no alternative future use.

    INCOME FROM OPERATIONS. As a result of the items above, income from operations increased $14.1 million, or 1,429.1%, to $15.1 million for the six months ended June 30, 2000 from $1.0 million for the comparable period in 1999. Excluding non-recurring items totaling approximately $15.9 million in the first quarter of 2000 related to the HC Power acquisition, consisting of acquisition costs of $2.4 million, stock compensation charges of $13.3 million and payroll related taxes of approximately $200,000, and $2.0 million in the second quarter of 2000 related to the Powec acquisition for an inventory fair value write-up adjustment, income from operations would have been $33.1 million, or 17.3% of net sales, for the first six months of 2000. Excluding non-recurring items totaling approximately $5.1 million related to the IPD acquisition consisting of an inventory fair value write-up of approximately $800,000, an in-process research and development charge of $3.3 million and a write-off of $1.0 million for a technology and license agreement, income from operations would have been $6.0 million, or 6.7% of net sales, for the first six months of 1999.

    INTEREST INCOME (EXPENSE), NET.  Net interest expense decreased
$1.2 million, or 73.7%, to $440,000 for the six months ended June 30, 2000 from $1.7 million for the comparable period in 1999. We used our bank line of credit to fund the acquisitions of Melcher in August 1998 and of IPD in January 1999. As a result, interest was payable on the outstanding borrowings for the majority of the six months ended June 30, 1999. In September 1999, we issued additional shares and used the proceeds to pay off substantially all of our outstanding bank debt. Interest expense in the first six months of 2000 was related primarily to debt incurred in connection with the acquisition of Powec in May 2000. Prior to the acquisition of Powec, a portion of the proceeds from the 1999 sale of stock was invested in short-term interest bearing financial instruments.

    OTHER INCOME (EXPENSE), NET.  Other income (expense), net, decreased
$1.3 million to $1.1 million expense for the six months ended June 30, 2000 from $276,000 income for the six months ended June 30, 1999. The increased expense was primarily attributable to losses recorded on foreign currency transactions at our international locations and a $242,000 write-off of bank fees related to our $65 million line of credit which was terminated in the second quarter of 2000 and replaced with a $200 million line of credit with another financial institution. The new line of credit was primarily necessary to finance the acquisition of Powec in May 2000.

    PROVISION FOR INCOME TAXES. The provision for income taxes was $4.5 million for the six months ended June 30, 2000 compared to $1.2 million for the same period in 1999. The income tax expense for the first six months of 2000 includes a non-recurring benefit of $366,000 related to net deferred tax assets recorded upon HC Power's conversion from an S-corporation to a C-corporation. The recorded loss for the first six months of 1999 did not generate an income tax benefit primarily due to the $3.3 million charge for in-process research and development and $304,000 amortization of goodwill related to the IPD acquisition, both of which were nondeductible for tax purposes. Excluding non-recurring items, the effective tax rate would have been approximately 34.7% for the first six months of 2000 compared to 42.1% for the first six months of 1999. The lower tax rate for the six months ended June 30, 2000 compared to the same period in 1999 was primarily the result of greater profits being earned by our international subsidiaries that are located in countries with lower effective tax rates.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

    NET SALES. Net sales increased $117.7 million, or 98.5%, to $237.2 million for 1999 from $119.5 million for 1998. Included in net sales for 1999 are $43.6 million from Melcher, and $61.3 million from IPD. The main contributors to the increase in net sales were DC/DC power supplies, telecom power products, and AC/DC power supplies. Most of the growth in the DC/DC business was derived from strong order flow from the communications market, which includes datacommunications and network equipment manufacturers. On the AC/DC side, the automatic/semiconductor test equipment market continued to expand during 1999. We also experienced solid growth in other key markets such as industrial and transportation.

    Net sales to OEMs for 1999 were $183.5 million, or 77.4% of net sales, an increase of $105.8 million, or 135.9%, over the comparable period in 1998, when net sales to OEMs represented 65.1% of net sales. Net sales to Cisco represented 14.2% of net sales in 1999. Cisco was the only customer that exceeded 10% of net sales in 1999. Net sales through distributors for 1999 were $53.6 million, or 22.6% of net sales, an increase of $12.0 million, or 28.9%, compared to the same period in 1998, when such net sales represented 34.9% of net sales. The lower percentage of net sales through distributors in 1999 was primarily due to the change in the mix of our customer base which, compared to 1998, shifted more toward OEM customers in the communications market.

    Acquisition of IPD has broadened our customer base by increasing net sales to key OEMs and adding new OEMs in the communications market.

    Net sales by markets for the years ended December 31, 1998 and 1999 were:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998          1999
                                                                ----          ----
Communications..............................................     25%           51%
Industrial..................................................     28            18
Automatic/Semiconductor test equipment......................     16            10
Other.......................................................     31            21
                                                                ---           ---
  Total.....................................................    100%          100%
                                                                ===           ===

    The changes in the percentage of our net sales by market were primarily due to a significantly larger concentration of net sales to the communications and transportation markets.

    During 1999, demand for our products increased significantly, especially in the second half of the year. Our combined backlog on December 31, 1999 was $66.9 million, an increase of 130.1%, compared to backlog of $29.1 million on December 31, 1998. Pro forma backlog, which assumes IPD's backlog was in place at December 31, 1998, increased 98.6% at the end of December 1999 as compared to December 31, 1998. For the quarter ended December 31, 1999 we experienced a strong bookings trend with $72.6 million in new orders taken. Much of this growth came from strong demand in the communications market, which was primarily driven by data communications and network equipment manufacturers, as well as increased demand of our high-power product line, which are typically sold to the automatic/semiconductor test equipment market.

    GROSS PROFIT. Gross profit increased $49.8 million, or 112.0%, to $94.3 million for 1999 from $44.5 million for 1998. As a percentage of net sales, gross profit increased to 39.8% for 1999 from 37.3% for the same period in 1998. The increase in gross profit margin primarily resulted from the inventory write-up related purchase accounting adjustments due to the Melcher acquisition which negatively impacted the prior year period. Excluding the non-recurring adjustments related to our acquisitions of IPD in 1999 and Melcher in 1998, our gross profit margin would have been approximately 40.1% in 1999 and 39.7% in 1998. The improved profit margin in 1999 was primarily due to the increase in net sales which allowed us to better leverage our fixed manufacturing expenses.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased $20.3 million, or 88.3%, to $43.2 million for 1999 from $23.0 million for 1998. As a percentage of net sales, selling, general and administrative expense decreased from 19.2% in 1998 to 18.2% in 1999. The increase of $20.3 million was primarily due to additional selling expense related to Melcher and IPD of $3.9 million and $4.9 million, respectively, and additional administrative expense related to Melcher and IPD of $1.9 million and $2.5 million, respectively, as well as an increase of $4.7 million in our core administrative expense.

    Excluding Melcher and IPD, selling expense increased $2.4 million primarily due to higher employee costs of $322,000, increased freight and travel expense aggregating $693,000 and increased commissions and trade show expenses aggregating approximately $1.0 million, to support the increase in business growth during 1999. The increase in our core administrative expense of $4.7 million was primarily due to higher employee costs of $1.8 million related to an increase in staff, employee performance bonuses and temporary help; increased depreciation expense of $835,000 primarily related to the Oracle ERP project and other capital expenditures; higher professional fees of $521,000; increased insurance expense of $242,000; stock compensation expense of $171,000 related to HC Power stock bonus agreements; and increases in other general operating expenses such as travel, utilities and office supplies expenses.

    ENGINEERING AND QUALITY ASSURANCE EXPENSE. Engineering and quality assurance expense increased $10.8 million, or 101.3%, to $21.5 million for 1999 from $10.7 million for 1998. As a percentage of net sales, engineering and quality assurance expense increased slightly from 8.9% in 1998 to 9.1% in 1999. The increase of $10.8 million was primarily due to Melcher's and IPD's additional engineering expenses of $3.0 million and $4.2 million, respectively, an increase of $1.8 million in our core engineering expense and an increase of $1.8 million in our quality assurance expense.

    Our core engineering expense increased primarily due to a $751,000 increase in employee costs, a $108,000 increase in product development expenses, and a $315,000 stock compensation expense related to HC Power stock bonus agreements. The $1.8 million increase in our quality assurance expense was primarily due to additional quality assurance expenses related to Melcher and IPD of $378,000 and $710,000, respectively, as well as an increase of $750,000 in our core quality assurance expense primarily related to increased employee costs.

    AMORTIZATION OF INTANGIBLES.  The amortization of intangibles increased
$3.6 million, or 136.6%, to $6.2 million for 1999 from $2.6 million for 1998. As a percentage of net sales, amortization of intangibles increased to 2.6% for 1999 from 2.2% for 1998. The increase was attributable to a $1.0 million charge taken to write off the unamortized balance of the intangible asset value of a technology and license agreement related to substantially similar product technology acquired as a result of the IPD acquisition. The balance of the increase was due to 11 months of amortization of intangibles initially recorded upon the acquisition of IPD on January 29, 1999 totaling approximately
$1.6 million, as well as an additional $1.1 million of amortization of intangibles related to the Melcher acquisition.

    IN-PROCESS RESEARCH & DEVELOPMENT. In connection with the IPD acquisition, we recorded a one-time charge of $3.3 million for purchased in-process technology that had not reached technological feasibility.

    INCOME FROM OPERATIONS. As a result of the above factors, income from operations increased $11.9 million, or 144.1%, to $20.1 million, or 8.5% of net sales, for 1999 from $8.2 million, or 6.9% of net sales, for 1998. Excluding non-recurring items totaling approximately $5.1 million in 1999 consisting of inventory fair market value write-up of approximately $800,000, an in-process research and development charge of $3.3 million and a write-off of a $1.0 million technology and license agreement, all of which were related to the IPD acquisition, and $2.9 million in 1998 for the inventory fair market value write-up related to the Melcher acquisition, income from operations would have been $25.1 million, or 10.6% of net sales, in 1999 and $11.1 million, or 9.3% of net sales, in 1998.

    INTEREST INCOME (EXPENSE), NET. Net interest expense was $2.4 million in 1999 as compared with net interest income of $499,000 in 1998. The increase in net interest expense was primarily due to advances under our credit facilities to finance the IPD acquisition, as well as additional investments in facilities and capital equipment to increase our capacity to support the rapid growth of our business and the reduction in short-term, interest bearing financial instruments as a result of the available cash used for the Melcher acquisition in the third quarter of 1998. These changes were partially offset by the repayment of $54.1 million of outstanding debt under our credit agreement with Bank of America, N.A. using the proceeds from the sale of our stock in September and October 1999 and interest earned on the proceeds which were invested in short-term, interest bearing financial instruments.

    OTHER INCOME (EXPENSE), NET. Net other income increased $939,000, to $307,000 for 1999, from net other expense of $632,000 for 1998, primarily due to gains on foreign currency transactions partly offset by net losses on disposals of fixed assets.

    PROVISION FOR INCOME TAXES.  The provision for income taxes increased
$4.1 million, to $6.5 million for 1999, from $2.3 million for 1998. The effective tax rate of 35.9% in 1999 is significantly higher than the 28.5% in 1998. This was primarily attributable to the $3.3 million charge for in-process research and development and $1.6 million amortization of goodwill related to the IPD acquisition, both of which are not deductible for tax purposes.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

    NET SALES. Net sales increased $10.2 million, or 9.4%, to $119.5 million for 1998 from $109.2 million for 1997. The increase in net sales resulted primarily from a $18.8 million contribution from Melcher since the date of acquisition. Including Melcher's results, the principal contributors to the increase in net sales were DC/DC power supplies, offset by lower sales of AC/DC power supplies. Excluding Melcher, our net sales decreased $8.6 million, or 7.9%, to $100.6 million in 1998 from $109.2 million in 1997. This was primarily due to the general slowdown in demand for products within the electronics industry, as well as domestic inventory reductions at OEMs, including some of our customers, in the second half of 1998.

    Net sales to OEMs for 1998 were $77.8 million, or 65% of net sales, an increase of $10.3 million, or 15.2%, over the comparable period in 1997, when net sales to OEMs represented 61.8% of net sales. Net sales through distributors for 1998 were $41.6 million, or 35% of net sales, which was consistent with the dollar volume of sales through distributors in 1997 but a decrease in percentage of net sales compared to the 38% in 1997. As a result of the Melcher acquisition, our OEM net sales to the communications and transportation markets increased $7.1 million and $3.6 million, respectively.

    Our total backlog on December 31, 1998 was $29.1 million, which included Melcher's backlog of $12.4 million. Our backlog stood at $38.9 million on December 31, 1997.

    Beginning in the three-month period ended June 30, 1998, demand for products slowed significantly within the electronics industry. This was the result of a softening trend in capital equipment markets, which in turn had been negatively influenced by weak demand due to the business recessions in various Asian economies, as well as an overall slowing in global economic activities. Demand for our products was further weakened by domestic inventory reduction initiatives at OEMs and distributors, including some of our customers. The contribution of Melcher, which sells primarily into the European market, more than offset the decline in our North American business.

    To counter the impact of the soft business climate in 1998, management pursued action steps to position us for increased growth in 1999. Some of these initiatives included actively pursuing new business synergies with Melcher in the areas of sales and cost reductions; aggressively pursuing acquisitions which culminated in the acquisition of IPD on January 29, 1999; and providing for additional investment in research and development. Additionally, we made significant progress to further upgrade our core business systems with the implementation of a new Oracle ERP system. The key reasons for implementing the new system were to further enhance our technical infrastructure by providing to management the tools available in a new generation of systems and software to speed information retrieval; to position us for business growth; to facilitate business integration of acquired companies; and to provide a clearer audit trail for the source of information.

    GROSS PROFIT. Gross profit increased $1.6 million, or 3.8%, to $44.5 million for 1998 from $42.9 million for 1997, which was primarily due to the inclusion of Melcher's gross profit since the date of the acquisition. As a percentage of net sales, gross profit decreased to 37.3% for 1998 from 39.3% for the same period in 1997. The decline in gross profit margin primarily resulted from the inventory write-up related purchase accounting adjustments related to the Melcher acquisition. Excluding the Melcher related inventory fair market value purchase write-up adjustments, gross profit margin would have been 39.7% in 1998 and 39.3% in 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased $5.4 million, or 30.9%, to $23.0 million for 1998 from $17.5 million for 1997. As a percentage of net sales, selling, general and administrative expense increased from 16.1% in 1997 to 19.2% in 1998. The increase of $5.4 million was primarily due to additional selling expense related to Melcher of $3.6 million, and additional administrative expense related to Melcher of $748,000, as well as an increase of $652,000 in our core administrative expense.

    ENGINEERING AND QUALITY ASSURANCE EXPENSE. Engineering and quality assurance expense increased $2.1 million, or 25.1%, to $10.7 million for 1998 from $8.5 million for 1997. As a percentage of net sales, engineering and quality assurance expense increased from 7.8% in 1997 to 9.0% in 1998. The increase of $2.1 million was primarily due to Melcher's additional engineering expenses of $1.7 million, an increase of $484,000 in higher employee costs and increased product development expense of $109,000.

    AMORTIZATION OF INTANGIBLES. The amortization of intangibles increased $596,000, or 29.4%, to $2.6 million for 1998 from $2.0 million for 1997. As a percentage of net sales, amortization of intangibles increased to 2.2% for 1998 from 1.9% for 1997. The increase was directly attributable to four months of amortization of intangibles initially recorded upon the acquisition of Melcher on August 31, 1998.

    INCOME FROM OPERATIONS. As a result of the above factors, income from operations decreased $6.5 million, or 44.2%, to $8.2 million for 1998 from $14.8 million for 1997. As a percentage of net sales, income from operations decreased to 6.9% for 1998 from 13.5% for 1997. Excluding the charge to cost of sales of $2.9 million for the Melcher-related inventory fair market value purchase write-up adjustments, income from operations would have been $11.1 million in 1998 compared to $14.8 million in 1997.

    INTEREST INCOME (EXPENSE), NET. Net interest income was $499,000 in 1998 as compared with net interest expense of $2.9 million in 1997. The change was primarily due to the repayment of all bank borrowings under our existing credit facility using the net proceeds from our initial public offering completed in the fourth quarter of 1997. Additionally, the remaining offering proceeds were invested in short-term, interest-bearing investment grade financial instruments increasing our interest income.

    OTHER INCOME (EXPENSE), NET. Other expense increased $606,000, to $632,000 for 1998, from $26,000 for 1997, and was primarily due to foreign currency translation losses of $455,000 related to Melcher since the date of acquisition and other expenses aggregating $151,000.

    INCOME TAXES. The provision for income taxes decreased $1.2 million, to $2.3 million for 1998, from $3.5 million for 1997. Income taxes as a percentage of net sales decreased to 1.9% in 1998 from 3.2% in 1997. The decrease was due to a $721,000 reduction in tax provision related to the $7.2 million write-up of assets to fair value as a result of purchase accounting adjustments made for the Melcher acquisition. The remainder was attributable to a $122,000 tax credit related to a pre-tax loss incurred by our U.S. operations in the third quarter of 1998, as well as a decrease in the overall effective tax rate due to a relatively lower portion of operating income generated in the second half of 1998, primarily as a result of lower net sales of high-power products.

QUARTERLY RESULTS

    The following table presents our unaudited quarterly operating results. In the opinion of our management, this information has been prepared on the same basis as the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus and includes all adjustments, consisting of only normal recurring accruals, that management considers necessary for a fair presentation of the results for such periods. Such quarterly results are not necessarily indicative of the results of operations of any future period. Our results of operations have fluctuated and may continue to fluctuate from period to period, including on a quarterly basis.

                                                      QUARTER ENDED
                             ----------------------------------------------------------------
                             MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                               1998       1998       1998        1998       1999       1999
                             --------   --------   ---------   --------   --------   --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS:
Net sales..................  $31,268    $28,464     $27,252    $32,467    $38,920    $51,694
Gross profit...............   12,733     11,276       9,263     11,225     14,634     21,350
Income (loss) from
  operations...............    4,205      3,964         259       (189)    (3,359)     4,346
Net income (loss)
  attributable to common
  shareholders.............    3,160      3,052         213       (629)    (3,511)     1,862
Diluted earnings (loss) per
  share....................  $   .06    $   .05     $   .00    $  (.01)   $  (.06)   $   .03

                                           QUARTER ENDED
                             ------------------------------------------
                             SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                               1999        1999       2000       2000
                             ---------   --------   --------   --------
                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS:
Net sales..................   $72,626    $73,917    $77,012    $113,839
Gross profit...............    27,743     30,612     32,056      44,809
Income (loss) from
  operations...............     9,107     10,015     (3,780)     18,872
Net income (loss)
  attributable to common
  shareholders.............     5,221      7,982     (1,489)     10,596
Diluted earnings (loss) per
  share....................   $   .09    $   .11    $  (.02)   $    .14

                                                     AS A PERCENTAGE OF NET SALES
                             ----------------------------------------------------------------------------
                                                            QUARTER ENDED
                             ----------------------------------------------------------------------------
                             MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                               1998       1998       1998        1998       1999       1999       1999
                             --------   --------   ---------   --------   --------   --------   ---------
Net sales..................   100.0%     100.0%      100.0%      100.0%     100.0%    100.0%      100.0%
Gross profit...............    40.7       39.6        34.0        34.6       37.6      41.3        38.2
Income (loss) from
  operations...............    13.4       13.9         1.0         (.6)      (8.6)      8.4        12.5
Net income (loss)
  attributable to common
  stockholders.............    10.1%      10.7%         .8%       (1.9%)     (9.0%)     3.6%        7.2%
                              =====      =====       =====      ======     ======     =====       =====

                              AS A PERCENTAGE OF NET SALES
                             ------------------------------
                                     QUARTER ENDED
                             ------------------------------
                             DEC. 31,   MAR. 31,   JUNE 30,
                               1999       2000       2000
                             --------   --------   --------
Net sales..................    100.0%     100.0%    100.0%
Gross profit...............     41.4       41.6      39.4
Income (loss) from
  operations...............     13.5       (4.9)     16.6
Net income (loss)
  attributable to common
  stockholders.............     10.8%      (1.9%)     9.3%
                              ======     ======     =====

LIQUIDITY AND CAPITAL RESOURCES

    Our cash and cash equivalents balance decreased $50.9 million, or 79.9%, from $63.8 million at December 31, 1999 to $12.8 million at June 30, 2000. Our primary source of cash in the first six months of 2000 consisted of borrowings from our bank credit facilities of $87.3 million. The primary uses of cash in the first six months of 2000 consisted of $74.5 million for the purchase of Powec, $14.0 million for the purchase of a telecommunications product line from Eldec, $13.0 million for the earn-out paid to IPD's former stockholders, $15.7 million for the acquisition of property and equipment, $12.0 million for the repayment of borrowings on our bank credit facilities and $6.2 million for operating activities.

    Cash used in operating activities in the first six months of 2000 was $6.2 million and was primarily attributable to $38.1 million used for working capital offset by cash earnings from operations of $31.9 million. Cash earnings from operations is composed of net income plus depreciation, stock compensation and loss on disposal of property and equipment. The $38.1 million used for working capital was primarily due to an increase in accounts receivable and inventories of $24.5 million and $37.6 million, respectively, and a net decrease in accounts payable and accrued expenses of $15.7 million and $9.2 million, respectively.

    The $15.7 million to acquire property and equipment included approximately $5.7 million to acquire surface-mount technology equipment, $700,000 for hardware, software and implementation support related to our Oracle ERP system conversion at our Caribbean facility, $6.0 million for other manufacturing equipment and the balance for additional property, plant and capital equipment expenditures consistent with supporting our growth plans.

    Of the $87.3 million of proceeds from borrowings on our bank credit facilities, approximately $68.5 million was used to finance the Powec acquisition and the purchase of the telecommunications product line from Eldec. The remaining proceeds were primarily used to finance capital expenditures and for the repayment of debt.

    On May 10, 2000, we entered into a revolving loan agreement with Union Bank of California, N.A., as administrative agent and lead arranger, which provides us with a revolving line of credit of $200 million. The line of credit bears interest on amounts outstanding payable quarterly based on our leverage ratio and one of the following rates as selected by us: LIBOR, which was 6.6% at June 30, 2000 plus 1.25% to 2.25%, or the bank's base rate, which was 9.5% at June 30, 2000 plus 0% to 1.00%. The credit agreement:

    - provides for restrictions on additional borrowings, leases and capital expenditures;

    - prohibits us from paying dividends, liquidating, merging, consolidating or selling our assets or business without the bank's prior approval;

    - requires us to maintain a specified net worth, maximum leverage ratio and minimum fixed charge coverage ratio;

    - prohibits us, in certain circumstances, from making strategic investments in excess of $10 million without the bank's prior approval;

    - prohibits us, in certain circumstances, from paying $30 million or more for acquisitions not previously approved by the bank; and

    - requires us to use the proceeds of any public offering of our stock to pay off any indebtedness then outstanding under the loan agreement evidenced by notes.

    Borrowings under this line of credit are collateralized by the capital stock of each of our domestic subsidiaries and 65% of the capital stock of each of our foreign subsidiaries. At June 30, 2000, amounts outstanding under this line of credit were $82.5 million at a weighted average interest rate of 7.8%.

    As a result of the revolving loan agreement with Union Bank of California, N.A., we repaid all outstanding amounts under our $65 million revolving line of credit with Bank of America, N.A. and terminated the agreement.

    As a result of the Melcher acquisition, we have various credit facilities with banks in Switzerland and Germany which can be drawn upon in the form of term loans. The aggregate credit limit for all such credit facilities is approximately $8.6 million. Melcher's credit facilities in Switzerland bear interest on amounts outstanding payable at various time intervals and market rates based on Swiss LIBOR plus a margin ranging from 1.25% to 2.00%. Some of Melcher's credit agreements require Melcher to maintain certain financial covenants and to provide certain financial reports to the lenders, none of which materially restricts Melcher. At June 30, 2000, short-term, including current portion of long-term debt, and long-term amounts outstanding under Melcher's credit facilities were $3.1 million and $2.1 million, respectively.

    As a result of the Powec acquisition, we have credit facilities with banks in various European and Asian countries, as well as Australia. The aggregate credit limit for all such credit facilities is approximately $6.1 million. The largest of these credit facilities are with banks in Norway totaling approximately $4.7 million and bear interest on amounts outstanding payable at various time intervals and market rates ranging between 7.85% and 8.32%. At June 30, 2000, amounts outstanding under Powec's credit facilities were $3.1 million.

    In addition, Powec has a long-term property loan with a bank in Norway totaling approximately $9.1 million. The loan was for the purchase of Powec's primary office and manufacturing facility in Norway and is collateralized by the building. The 19.5-year loan bears an interest rate based on the bank's rate, 8.3% at June 30, 2000, and is payable in semi-annual installments until its maturity date in July 2019. At June 30, 2000, the current and long-term amounts outstanding under this loan were $200,000 and $8.9 million, respectively.

    In the first quarter of 2000 we repaid the outstanding balance on our $8 million revolving loan and $1 million equipment line of credit and cancelled the agreements. Total principal amounts repaid were $6.2 million and $300,000, respectively.

    At June 30, 2000, short-term, including current portion of long-term debt, and long-term amounts outstanding under all credit agreements with banks were $88.9 million and $11.0 million, respectively.

    We currently anticipate that our total capital expenditures for 2000 will be approximately $60 million, of which approximately $2 million represents costs related to the implementation of our Oracle ERP system at our Dominican Republic and Puerto Rico facilities, as well as continued enhancements and upgrades at our Camarillo and Mexico locations, approximately $30 million represents investments in surface-mount technology automation and approximately
$20 million represents investments in manufacturing improvements. By year end, we expect to have a total of 19 surface-mount technology lines in operation, of which 15 lines represent expenditures in the current year. The amount of these anticipated capital expenditures will frequently change during the year based on changes in expected revenues, our financial condition and general economic conditions.

    Based on current plans and business conditions, we believe our existing working capital and borrowing capacity, coupled with the funds generated from our operations, will be sufficient to fund our anticipated working capital, capital expenditures and debt payment requirements for the next twelve months. However, if we make a large acquisition, it may be necessary to raise debt or equity in the private or public securities markets.

                                    BUSINESS

OVERVIEW

    We are a leading designer and manufacturer of power conversion products. We develop these products primarily for the communications infrastructure market, whose rapid growth is being fueled by the proliferation of Internet usage and the convergence of voice, data and video applications. Our products are used to convert and process electrical energy to the high levels of quality and reliability and precise levels of direct current required by the digital economy. With more than 2,500 products, we have one of the most comprehensive product lines in the power conversion industry, and are one of only a few companies that can power virtually every segment of a communications infrastructure network.

    Our products include:

       - AC/DC power supplies that power communications and networking equipment, as well as industrial, automatic/semiconductor test, transportation, medical and other electronic equipment;

       - DC/DC power supplies that are used to control power on communications printed circuit boards; and

       - DC power systems that are used by communications and Internet service providers.

We design our products primarily for the higher-end communications infrastructure markets, rather than for use in personal computers, mobile phones or other consumer products.

    AC/DC power supplies convert alternating current from a primary power source, such as a wall outlet, into a precisely controlled direct current. Virtually every electronic device that plugs into an AC wall outlet requires some type of AC/DC power supply. DC/DC power supplies modify an existing DC voltage level to other DC levels to meet the power needs of various subsystems and components within electronic equipment. DC power systems are external systems used to power large communications infrastructure equipment.

    We design our power conversion products primarily to meet the needs of manufacturers of communications infrastructure equipment. For these manufacturers, a fluctuation of power measured in milliseconds can cause severe damage to sensitive systems, causing data loss, file corruption and significantly reduced productivity. We design our products to take low-quality power from the electrical grid and purify it to meet the higher quality demanded by digital communications networks, providing significantly greater protection against power disturbances, such as fluctuations and outages. In addition, our products' compact design is critical to our customers, who need to minimize the space allocated to power conversion products in order to maximize the space available for other components.

    While we sell approximately 60% of our products to our top 25 customers, we sell our products to over 10,000 customers worldwide. According to Micro-Tech Consultants, the total power conversion market is currently estimated to be $24 billion. Our largest customer is Cisco, which accounted for 14.2% of our sales in 1999 and 18.1% of our sales in the first half of 2000. Our other communications infrastructure customers include Alcatel, Nokia, Nortel and Ericsson. We are also beginning to sell to high-growth, emerging technology companies such as Juniper Networks, Extreme Networks and Sycamore Networks. Key customers in other industries include Agilent, Coherent Laser, Siemens and Teradyne.

    Our net sales have increased from $150 million for the twelve months ended June 30, 1999 to $337 million for the twelve months ended June 30, 2000, representing an annual growth rate of 124%. Our six-month order backlog has also grown considerably, from $67 million at December 31, 1999 to $197 million at June 30, 2000. In addition to our rapid growth in revenue and backlog, our gross profit margin has been approximately 39% during the past three years.

INDUSTRY BACKGROUND

    The communications industry has experienced rapid change in recent years as deregulation and privatization have fueled competition and fostered the entry of new competitors. In addition, advances in technology have allowed communications service providers to offer a more varied range of services. In particular, increasing Internet usage, the emerging demand for broadband services and the increasing demand for wireless services have contributed to the growth of the communications industry. Because these technological advances have required significantly greater and more reliable power, the demand for power conversion products has also grown.

    Industry sources estimate the worldwide market for all power conversion products and power conversion products designed for the communications infrastructure industry, and their projected growth rates to be:

                                                                         COMPOUND ANNUAL
PRODUCT GROUP                                        1999       2003       GROWTH RATE
-------------                                        ----       ----     ---------------
                                                      (IN BILLIONS)
Power Conversion Products                            $22        $35            9.8%
Power Conversion Products for Communications         $17        $28           10.8%

    The power conversion industry is highly fragmented and diverse. Sales of power conversion products are generally divided into two broad markets: those sold to third-party customers and those sold to other divisions within the manufacturer's own company. At the end of 1999, there were over 1,000 power conversion companies worldwide, including about 250 in North America. We were one of only ten power conversion companies in the world that had sales to third parties greater than $220 million in 1999.

    We believe the following key trends are driving demand for power conversion products:

    INCREASING AMOUNTS OF POWER REQUIRED BY THE COMMUNICATIONS INFRASTRUCTURE INDUSTRY. With the advent of the Internet, wireless communications, broadband and other new technologies, recent years have witnessed unprecedented growth in the volume of information being transmitted around the world at any given moment. This increase in data quantity has required the construction of large-scale, sophisticated fiber optic and server-based networks. As the communications infrastructure industry grows and needs to process ever greater amounts of data, it in turn demands continual increases in power. Industry sources project that the amount of power required by communications infrastructure equipment will grow significantly faster than the demand for power generated by traditional users of power.

    INCREASING DEMAND FOR HIGH RELIABILITY POWER. The nature of power demanded by the digital economy is significantly different from the power provided by the electric utility grid. The electric utility grid supplies acceptable power quality, or power that is free from surges, spikes, or sags, 99.9% of the time, resulting in the equivalent of eight hours per year of interrupted, or unavailable, power. These eight hours of downtime often occur in many isolated interruptions of very short duration. In traditional industries, a brief interruption of power only interrupts operations for the time that the power is actually unavailable. For a modern communications network, however, even a minor power disturbance or brief interruption could cause computers to crash and significantly shorten the lifespan of electrical components. A network crash could result in several hours of downtime, the time necessary for complex microprocessor-based equipment to reboot and regain power. This downtime could lead to significant lost revenue and customer dissatisfaction. To reduce these risks, power conversion products convert this low-quality power to power that is at least 1,000 times as reliable as that provided by the electric utility grid.

    GROWING USE OF DISTRIBUTED POWER ARCHITECTURE. Traditional power supply architecture uses a single, centralized power converter, which distributes the power through a cable to the various individual components dispersed throughout an entire system. Newer communications systems demand increasing amounts of power for semiconductors located throughout their communications equipment. At the same time, newer generation communications technologies being developed are requiring semiconductors that use lower voltage than previous generation technologies. The traditional architecture distributes power too inefficiently to accomplish these goals, because as power increases and voltage decreases, the cable thickness would have to be increased to an unacceptable size.

    To meet these demands, Distributed Power Architecture, or DPA, uses a front-end converter that converts AC voltage into an intermediate DC voltage, thus allowing a smaller cable to be used within a system to distribute power. DC/DC converters are located throughout the system next to the devices that demand power. These converters reduce the voltage to the precise amount needed at the point it is to be used. Furthermore, DPA helps to diversify the risk within a large communications system. While the failure of a traditional centralized power supply can jeopardize the entire system, in a DPA system, the failure of a single power supply only affects those few individual components that it serves. Finally, because there are many converters within the system, DPA allows for greater flexibility by permitting a part of the system to be reconfigured or upgraded without requiring a major change to the overall system.

    CHANGING CUSTOMER NEEDS. Manufacturers and service providers are facing greater competition to accelerate the time-to-market for their new products, and are increasingly expected to produce newer generations of products over a shorter period of time. As a result, they are more likely to purchase from suppliers who can offer a broad range of standardized power conversion products, rather than highly customized products that take more time to design and manufacture. Manufacturers of communications infrastructure equipment are also focusing more on their core competencies, and therefore increasingly outsource the manufacture of power conversion products to more efficient suppliers. Consequently, these customers are moving towards sourcing from the limited number of suppliers who can meet all of these needs.

OUR COMPETITIVE ADVANTAGES

    We believe that we have several key advantages that have helped us to establish a leading brand for our products. The factors which we believe contribute to this leading branding are:

    BROAD PRODUCT LINE. We offer over 2,500 products, in power ranges from one watt to a half-megawatt. Our smaller products could be held in the palm of a hand, while our larger DC power systems fill an entire room. With millions of potential current and voltage configurations, our broad product line offers our customers a one-stop shop opportunity, allowing them to purchase nearly all of their power conversion products from a single supplier. As a result, we are one of the few companies that can power virtually every segment of a communications infrastructure network.

    LEADING DESIGN AND DEVELOPMENT CAPABILITIES. There are a severely limited number of highly-skilled power engineers in the world, and we believe that we have assembled one of the most capable and innovative teams in the industry. In addition to maintaining a high retention rate among our technical staff, we have also added top scientists to our ranks through each of our strategic acquisitions. This pool of engineering talent has allowed us to consistently upgrade to new generations of power conversion products, each of which has outperformed prior products with higher power density and smaller size. It has also allowed us to become a leader in the implementation of DPA technology.

    REPUTATION FOR QUALITY AND RELIABILITY. We have been in the power conversion industry since 1973. By establishing rigorous internal quality control programs, we believe that we have been able to provide our customers with products that are highly reliable. This is particularly important for manufacturers of communications infrastructure equipment. As a result, we have established a strong customer base that includes many of the largest manufacturers in the communications infrastructure industry. Although power conversion products typically represent only 2% to 5% of the cost of an entire network, their failure can cripple the entire system in which they are installed. Consequently, we believe most customers are not willing to risk buying from an unproven supplier in an effort to cut costs in this area.

    MANUFACTURING FLEXIBILITY. We believe that our customers also value our ability to respond quickly to their particular power conversion needs. Our team of engineers works closely with our customers to ascertain which products are most suitable for their equipment, and we frequently modify our standard products to meet the unique requirements of any given application. Because we manufacture our products directly, we are also better able to accommodate changing customer demands on short notice.

OUR STRATEGY: POWERING THE COMMUNICATIONS INFRASTRUCTURE

    Our primary objective is to become the worldwide leader in power conversion equipment for the rapidly growing global communications infrastructure equipment market. To achieve this objective, we plan to:

    EXPAND PRODUCT LINES, INCLUDING DPA PRODUCTS. We provide one of the most comprehensive lines of power conversion products, including DPA products, which are increasingly designed into communications infrastructure equipment. Once a power conversion product has been designed into a customer's product, it is normally difficult and costly for the customer to change suppliers during that product's life cycle. We intend to continue to pursue an extensive research and development program to continually improve our products' performance and expand the breadth of our product offerings. We also intend to continue to work with our customers to understand their changing future product needs in order to proactively develop leading technology products.

    CROSS-SELL PRODUCTS ON A GLOBAL BASIS. We have expanded the geographic reach of our business through a series of strategic acquisitions. We believe we have substantial opportunities to market products developed in one region to customers located in other regions. We intend to capitalize on our increased access to global markets by selling our complete product line to the customers of the companies we have acquired.

    CONTINUE TO ACQUIRE AND INVEST IN STRATEGIC BUSINESSES AND TECHNOLOGIES. We plan to selectively acquire and invest in businesses and technologies that can extend our geographic reach, increase the breadth of our product line, enhance the performance of our products or expand our customer base in the communications infrastructure equipment market. We believe the fragmentation of the power conversion industry presents opportunities for further consolidation.

    DEVELOP TECHNOLOGIES TO ENABLE ALTERNATIVE ENERGY SOLUTIONS. New energy technologies, such as fuel cell and microturbine power generators and flywheel energy storage systems, may offer advantages over the traditional sources that provide back-up power to the communications infrastructure equipment market. We believe that our power electronics expertise, broad product line and access to and understanding of the communications industry will help to commercialize these new energy technologies and will provide additional markets for our products.

OUR PRODUCTS

    The majority of our products are standard and modified standard products that are designed to accelerate customers' time to market, as well as reduce the costs of customers' new product introductions. Power supply products are generally classified as standard, modified standard and custom. Standard products refer to products that are standard to a particular manufacturer, as opposed to an industry standard. Modified standard products are a specific company's standard products modified to fit a particular customer application. Because they have already been designed and manufactured, standard and modified standard products allow end customers to reduce their time-to-market and minimize costs for new product introductions. Custom products are usually designed from scratch to meet the specifications of a unique customer application. Standard and modified standard products tend to have higher margins than custom products, which require significant tool and die costs and four- to six-month delays between conception and production. In addition, users of custom products frequently have high-volume production requirements and operate in more price-sensitive industries. We have also developed modular product architectures, which are meant to achieve the flexibility of a custom power supply without the long lead times and significant tool and die costs.

    All of our products are designed to convert, regulate, purify or distribute electrical power for electronic equipment. Our products can be classified into three main groups: AC/DC power supplies, DC/ DC power supplies and DC power systems. These categories can be distinguished based on their location, size, function within the system, primary applications and price range.

AC/DC POWER SUPPLIES

    - are embedded within the equipment;

    - range in size from 3" X 5" X 1" to 13" X 15" X 8";

    - convert AC voltage, from a primary power source such as a wall outlet, into DC voltage;

    - are used primarily in small networking systems, large scale data processors and industrial equipment; and

    - sell for approximately $30 to $750 per unit, depending on the level of power they provide.

DC/DC POWER SUPPLIES

    - are embedded within the equipment, and are mounted directly on the printed circuit boards;

    - range in size from 1" X 2" X 1/2" to 4" X 6" X 1/2";

    - modify DC voltage into other levels of DC voltage and are the cornerstone of DPA technology;

    - are used primarily to power communications infrastructure equipment, although their usage is expanding to other markets; and

    - sell for approximately $20 to $75 per unit.

DC POWER SYSTEMS

    - are stand-alone units that are external to the equipment;

    - range in size from cabinet-sized racks to large-scale systems that can fill an entire room;

    - convert AC voltage into DC voltage and, together with an array of batteries, provide several hours of additional power capacity in the event of an AC input disturbance;

    - are used primarily to power large communications networks and cellular communications systems; and

    - sell for approximately $5,000 to $100,000 per unit, depending on kilowatt output.

STRATEGIC ACQUISITIONS

    We have made four strategic acquisitions since August 1998. In each of these acquisitions, our objective has been to achieve one or more of the following:

    - broaden our product line of power conversion products;

    - expand our customer base to incorporate more high-growth technology leaders; and

    - expand our channels of distribution into new geographic markets.

We anticipate that future acquisitions will also attempt to improve our access to low-cost materials and manufacturing environments.

    We have structured acquired companies as semi-autonomous business units. This has allowed each division to be responsive to its respective market conditions while also benefiting from the synergies, access to capital and economies of scale associated with being part of a larger company. The following is a summary of the companies we have acquired since our initial public offering in October 1997:

    THE MELCHER GROUP. In August 1998, we acquired the Melcher Group of companies. The Melcher Group is a leading supplier throughout Europe of DC/DC power supplies for harsh environments. The Melcher Group has manufacturing operations in three European locations and sales and engineering offices in seven European countries, in addition to offices in the United States and Canada. We believe the Melcher acquisition has provided us with a number of benefits, including access to the $4.5 billion European communications infrastructure market and a broader product line to serve this market. Current Melcher customers include Alcatel, Siemens, Ericsson and Nortel.

    INTERNATIONAL POWER DEVICES. In January 1999, we acquired International Power Devices, Inc., or IPD. IPD is a leading supplier of high-density DPA DC/DC power supplies, which it distributes primarily in North America. As part of the acquisition, we also acquired IPD's 49% ownership position in Shenzhen SED-IPD International Electronic Device Co., Ltd., a joint venture based in Shenzhen, China. We believe this acquisition has both provided us with a leading-edge technology position in the $1.8 billion market for DPA DC/DC products and laid the groundwork toward establishing a manufacturing presence in Asia. IPD sells over 1000 models of high-density DC/DC products to leading communications infrastructure equipment manufacturers. Current IPD customers include Cisco, Alcatel Networks, Nortel and Samsung.

    HC POWER. In February 2000, we acquired California-based HC Power. HC Power is a leading supplier of DC power systems for telecommunications and Internet service providers, targeting the $1.5 billion North American market for larger telecommunications installations. We believe the acquisition of HC Power has expanded our ability to sell power conversion products directly to telecommunications and Internet service providers, as a complement to our existing communications customer base. Current HC Power customers include Williams Communications, Qwest Communications, Nextel, CEA Telecom and Chatham Technologies.

    POWEC AS. In May 2000, we acquired Norwegian-based Powec AS. Powec's DC power systems are targeted at the $2.5 billion market for small and medium-sized communications installations in Europe and Asia. We believe that Powec's product line is complementary to that of HC Power, which sells similar products to larger installations. In addition, we believe that Powec's European and Asian sales channels for DC power systems add important geographic reach to our existing North American DC power systems sales channels. Current Powec customers include Nokia, Ericsson, Vodafone and Scottish Telecom.

CUSTOMERS

    We sell our power conversion products to a diversified group of over 10,000 equipment manufacturers. Cisco accounted for 14.2% of net sales in 1999 and 18.1% of net sales in the first six months of 2000, and was the only customer to account for more than 10% of our sales in either period.

    Our top 25 customers accounted for 53% of net sales in 1999 and 60% of net sales in the first six months of 2000. Historically, our sales were diversified across many end markets. Our strategy over the last three years has been to increase our sales to the communications infrastructure equipment market. This strategy was implemented primarily due to the suitability of our products for this market and to take advantage of the higher level of growth being experienced by the communications industry. The following table illustrates the percentage of our net sales in our primary markets:

                                                                  YEAR ENDED             SIX MONTHS
                                                                 DECEMBER 31,          ENDED JUNE 30,
                                                              -------------------      --------------
                                                                1998       1999             2000
                                                                ----       ----             ----
Communications Infrastructure Equipment.....................     25%        51%               61%
Industrial..................................................     28         18                15
Automatic/Semiconductor Test................................     16         10                10
Other.......................................................     31         21                14
                                                                ---        ---               ---
                                                                100%       100%              100%

SALES AND MARKETING

    We market our products worldwide to customers through both our own direct sales force and independent manufacturers' representatives, as well as indirectly through distributors. Our sales and marketing organization consists of approximately 240 professionals, comprised of salespeople, regional sales managers, product line managers, strategic account managers and a comprehensive technical support and service staff. We have 14 sales offices in Europe, 11 in North America, and three in Asia, as well as 35 distributors and 61 manufacturers' representatives located in 12 countries. Additionally, we sell products in Asia through our joint venture in Shenzhen, China, as well as through distributors and a direct sales team focused on this region.

    Our direct sales force is typically oriented towards customers who have the potential to purchase large volumes of our products, generally $3 million or more on an annual basis. Our direct sales force works closely with our existing and potential customers to determine their long-term technology requirements for power conversion products. This close collaboration positions us to design products that best fit our customers' expected applications. We expect that our direct sales to strategic accounts will increase in the future as we increasingly emphasize sales to these customers.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Worldwide we have approximately 170 employees in our research and development organizations, including over 121 degreed engineers. We spent approximately $10.8 million in research and development during 1999, and approximately $7.6 million during the six months ended June 30, 2000. We have five research centers in the United States, located in Andover and Boston, Massachusetts; Austin, Texas; and Camarillo and Irvine, California. In addition, we have research centers in Dramman, Norway; Uster, Switzerland; and Limerick, Ireland. Our strategy is to establish research centers in areas that are strategically located to serve our customers and in which we have strong access to technical talent. Additionally, we have engineering staff on site in each of our manufacturing facilities.

MANUFACTURING PROCESS AND QUALITY CONTROL

    Production of our products typically entails subassembly of sophisticated printed circuit boards that are in turn combined with structural hardware to produce a final product. In response to market demands for increased quality and reliability, design complexity, and sophisticated technology, we continue to invest in state-of-the-art processes and have automated many electronic assembly and testing processes that we previously performed manually. We have also standardized many of our manufacturing processes and much of our equipment worldwide to increase efficiency and optimize flexibility between facilities.

    Our manufacturing processes are designed to rapidly produce a wide variety of quality products at a low cost. The use of surface mount technology, or SMT, permits us to reduce board size by eliminating the need for holes in the printed circuit boards and by allowing us to use smaller components. By the end of

1999, we had an installed base of four SMT lines. Due to rapid growth in demand, we plan to increase our installed based of SMT lines to 19 by the end of 2000. We believe our substantial investment in SMT technology will significantly increase throughput and capacity while also improving product quality.

    Product quality and responsiveness to our customers' needs are of critical importance in our efforts to compete successfully. We emphasize quality and reliability in both the design and manufacturing of our products. In addition to testing throughout the design and manufacturing process, we test and/or burn-in 100% of all products using automated equipment and customer-approved processes. We also perform an additional out-of-box test or pre-ship audit on randomly selected units before delivery, further ensuring manufacturing quality and integrity.

    As their operations expand internationally, our customers increasingly require that their power products meet or exceed established international safety and quality standards. In response to this need, we design and manufacture our power conversion products in accordance with the certification requirements of many international agencies. These agencies include Underwriters Laboratories in the U.S.; the Canadian Standards Association in Canada; Technischer Uberwachungs-Verein and Verband Deutscher Electrotechniker in Germany; the British Approval Board for Telecommunications in the United Kingdom; and International Electrotechnical Committee, a European standards organization.

    We manufacture and assemble our products primarily at our facilities in the Dominican Republic, Mexico, Norway, California, Massachusetts, Switzerland, Puerto Rico, Slovakia, China and Ireland. All of our facilities are ISO 9000 certified or, in the case of the newest facilities, are in the process of receiving their certification. In our global manufacturing operations, we currently have approximately 700,000 square feet of manufacturing space and plan to expand current facilities by another 300,000 square feet by the end of 2000. In addition to these facilities, we utilize low-cost contract manufacturing in several locations around the world.

FACILITIES

    The table below lists our principal manufacturing and research and development facilities.

                            APPROXIMATE SIZE
LOCATION                     (SQUARE FEET)     EMPLOYEES              PRIMARY ACTIVITY
--------                    ----------------   ---------              ----------------
Santo Domingo, Dominican        254,000          2,420     Manufacturing and Assembly, Warehousing
  Republic................

San Luis, Mexico..........      113,000          2,601     Manufacturing and Assembly

Drammen, Norway...........      108,000            162     Administration, Research and
                                                           Development, Manufacturing,
                                                           Warehousing, Marketing and Sales

Camarillo, California.....       98,000            280     Administration, Research and
                                                           Development, Manufacturing, Sheet Metal
                                                           Fabrication, Warehousing, Marketing and
                                                           Sales

Irvine, California........       78,000            304     Administration, Research and
                                                           Development, Manufacturing,
                                                           Warehousing, Marketing and Sales

Costa Mesa, California....       74,000             40     Administration, Research and
                                                           Development, Manufacturing,
                                                           Warehousing, Marketing and Sales

                            APPROXIMATE SIZE
LOCATION                     (SQUARE FEET)     EMPLOYEES              PRIMARY ACTIVITY
--------                    ----------------   ---------              ----------------
Boston, Massachusetts.....       58,000            537     Administration, Research and
                                                           Development, Manufacturing,
                                                           Warehousing, Marketing and Sales

Uster, Switzerland........       53,000            186     Administration, Research and
                                                           Development, Manufacturing,
                                                           Warehousing, Marketing and Sales

Isabela, Puerto Rico......       46,000             28     Sub-assembly

Dubnica Nad Vahom,               36,000            165     Manufacturing and Assembly
  Slovakia................

Shenzhen, China...........       11,000              6     Manufacturing and Assembly

Limerick, Ireland.........        9,000             23     Research and Development, Small-volume
                                                           Manufacturing and Assembly

    We believe that these facilities are adequate for our current and anticipated near term operating needs. We own our facilities in Mexico, Massachusetts, Slovakia, Norway and one 27,000 square foot facility in Uster, Switzerland included in the facilities listed above. We lease the remainder of our facilities pursuant to lease agreements with expiration dates from 2004 to 2008 in North America and from 2000 to 2005 in Europe. We believe that we will be able to renew these leases on similar terms upon expiration. If we cannot renew, we believe that we could find other suitable premises without any material adverse impact on our operations.

SUPPLIERS

    We maintain a network of suppliers for components and other materials used in the manufacture of our power conversion products. We typically design products using components readily available from several sources and attempt to minimize our use of components that we can obtain through only one source. We procure components based upon our enterprise resource planning system and use a combination of forecast, customer purchase orders and formal purchase agreements to create our materials requirements plan. We occasionally use components or other materials for which a single supplier is the only source of supply. We seek to establish long-term relationships with suppliers. We have a number of volume purchase agreements, which typically have 12- to 18-month terms, with certain suppliers of key items. This practice enables us to maintain a more constant source for required supplies, reduce inventory expense and produce substantial cost savings through volume purchase discounts. Currently, there is an industrywide shortage of certain supplies required in power conversion products. To date, component shortages have not had a material adverse effect on our business. However, as discussed under "Risk Factors--Interruptions and delays in obtaining components for our products could impair our business," any future interruption or delay in supply caused by these shortages or otherwise could seriously impair our business.

BACKLOG

    We generally sell our products pursuant to purchase orders rather than long-term contracts. Backlog consists of purchase orders on-hand having delivery dates scheduled within the next six months. Our six-month order backlog has grown considerably, from $67 million at December 31, 1999 to $197 million at June 30, 2000. The 195% increase in backlog during this period was driven primarily by strong demand from our communications customers for our high-density DPA DC/DC converters, as well as robust growth from the automatic/semiconductor test equipment market. Additionally, our acquisition of Powec added approximately $9.2 million of backlog in May 2000.

COMPETITION

    The power conversion industry is highly fragmented and characterized by intense competition. As of December 1999, there were estimated to be over 1,000 power conversion product manufacturers worldwide, including over 250 participating in North America, of which more than 50% had annual revenues of less than $10.0 million in the North American market. No single company dominates the overall market, and our competitors vary depending upon the specific type of products they produce. We believe that the principal bases of competition in our targeted markets are breadth of product line, quality, reliability, technical knowledge, flexibility, readily available products and competitive prices. Our competition includes companies located throughout the world, including Artesyn Technologies and Delta Electronics and divisions of Emerson Electric and Lucent Technologies.

INTELLECTUAL PROPERTY MATTERS

    We regard certain equipment, processes, information and knowledge that we have developed and use to design and manufacture our products as proprietary. We rely on a combination of patent, trade secret and other intellectual property laws, confidentiality agreements executed by most of our employees and other measures to protect our proprietary rights. We currently hold 28 patents, most of which are protected in more than one country. The remaining terms of these patents vary, with the earliest expiring in 2003. We also have various patent and trademark applications currently pending.

EMPLOYEES

    At August 31, 2000, we employed approximately 7,200 employees. We believe that our continued success depends, in part, on our ability to attract and retain qualified personnel. None of our manufacturing facilities are unionized. We consider our relations with our employees to be good.

LEGAL PROCEEDINGS

    We are involved in routine litigation arising in the ordinary course of our business. In our opinion, no pending litigation matter will have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

    The following lists our current directors, executive officers and certain of our key employees:

NAME                                          AGE                       POSITION
----                                          ---                       --------
Steven J. Goldman.........................     43      Chief Executive Officer and Chairman of
                                                       the Board
William T. Yeates.........................     40      President and Chief Operating Officer
Dennis R. Roark...........................     53      Executive Vice President and Chief
                                                       Technology Officer
Eddie K. Schnopp..........................     42      Senior Vice President, Finance, Chief
                                                       Financial Officer and Secretary
Brad W. Godfrey...........................     41      Senior Vice President, Operations
Donna M. Koep.............................     40      Senior Vice President, Human Resources
Moin Ahmad................................     42      President, High-Density Board Mounted
                                                       Power Division
David J. Hage.............................     53      President, AC & DC Power Systems Division
Kendall R. Bishop.........................     61      Director
Dr. Hanspeter Brandli.....................     62      Director
Jon E.M. Jacoby...........................     62      Director
Jay A. Walters............................     53      Director

    STEVEN J. GOLDMAN, who joined us in 1982, became our Chief Executive Officer in 1990 and was named Chairman of the Board in February 1997. From 1990 to January 2000, Mr. Goldman also served as our President. He received his B.S. degree in electrical engineering from the University of Bridgeport and his M.B.A. degree from Pepperdine University's Executive program. Mr. Goldman is a contributing member and co-membership chairman of the San Fernando Valley Chapter of the Young President's Organization.

    WILLIAM T. YEATES, who joined us in 2000, serves as our President and Chief Operating Officer. Immediately prior joining us, he spent 15 years with AT&T and Lucent Technologies, working in various positions in product development, marketing, strategy, domestic and international sales, manufacturing and business management. Most recently he served as Vice President and General Manager of Lucent's Titania Division. He received his B.S. degree in Electrical Engineering and his M.B.A. degree from Louisiana Tech University.

    DENNIS R. ROARK, who joined us in 1988, was appointed Executive Vice President in 1990. He was appointed Chief Technology Officer in February 1999. Before joining us, Mr. Roark co-owned and managed California D.C. Power Supplies, Inc., a designer and manufacturer of power supplies. He received his B.S. degree in Engineering from California Polytechnic University--Pomona.

    EDDIE K. SCHNOPP, who joined us in 1981, was appointed Vice President of Finance and Logistics in 1993 and Secretary and Chief Financial Officer in 1995. He was appointed Senior Vice President, Finance, Chief Financial Officer and Secretary in February 1999. He received his B.S. degree in Accounting from California State University Northridge. Mr. Schnopp is married to Ms. Koep.

    BRAD W. GODFREY, who joined us in 1988, was appointed Vice President of Worldwide Manufacturing in 1993. He was appointed Senior Vice President, Operations in February 1999. Before joining us, Mr. Godfrey owned Reflections Manufacturing, a furniture and glass manufacturing company in Canada.

    DONNA M. KOEP, who joined us in 1978, was appointed Vice President of Human Resources in 1995. She was appointed Senior Vice President, Human Resources in February 1999. Ms. Koep is married to Mr. Schnopp.

    MOIN AHMAD joined us in 1994 and has served in various positions. Since 1998 he worked on acquisition activities and most recently held the position of Vice President, Business Development, before his appointment as President of our High-Density Board Mounted Products Division in Boston, Massachusetts. Mr. Ahmad received his B.S. degree in Electrical Engineering from the University of Evansville, Indiana, and his M.B.A. degree from Columbia University.

    DAVID J. HAGE was appointed Vice President of Sales and Marketing when he joined us in 1993. He was appointed Senior Vice President, Sales and Marketing in February 1999. In December 1999, he was appointed President of our AC & DC Power Systems Division. Before joining us, Mr. Hage was the Executive Vice President of Power Convertibles Corporation, a subsidiary of Burr/Brown, Inc. His previous experience includes Marketing Manager of International Electric Utility, Field Systems Support Manager at Honeywell, and Director of Marketing Systems and Director of Marketing Planning at SGS-Thomson Semiconductors.
Mr. Hage received his B.S. degree in Electrical Engineering from Northern Arizona University and his M.B.A. degree from Arizona State University.

    KENDALL R. BISHOP, who became a director in 2000, is a senior partner at O'Melveny & Myers LLP, a global law firm based in Los Angeles. Mr. Bishop has been with O'Melveny since 1965. He received his B.A. degree from Stanford University and his J.D. degree from the University of California at Berkeley.

    DR. HANSPETER BRANDLI, who became a director in 1998, is Chairman of the Board of Danzas Holding Ltd. Since 1993, Dr. Brandli has owned and operated HPB Management Services, a management services company. He received a Diploma in physics in 1963 from the Federal Institute of Technology (ETH) in Zurich, Switzerland and a Ph.D. in physics from the University of Berne/Switzerland in 1968. Dr. Brandli is also President of the Board of Directors of Melcher Ltd., Uster, Domenic Melcher Ltd., Uster, Melcher Holding Ltd., Cham, and Melcher Produktion Ltd., Cham, which are all subsidiaries of our subsidiary, Melcher Holding AG.

    JON E.M. JACOBY is a director and an Executive Vice President of Stephens Group, Inc. Mr. Jacoby is a Senior Executive Vice President of Stephens Inc., an affiliate of Stephens Group, Inc., where he has been employed since 1963. He received his B.S. degree from the University of Notre Dame and his M.B.A. from Harvard Business School. He is a director of Delta & Pine Land Company and Beverly Enterprises, Inc.

    JAY A. WALTERS, who became a director in 2000, is President of New Horizon Services, LLC, a technology consulting company. From 1995 to 1997, Mr. Walters was Vice President and Chief Operating Officer of AT&T's Power Systems Business Unit, a position he continued to hold with Lucent Technologies following its spin-off from AT&T in 1995. In late 1997, he was appointed to the position of Vice President in Lucent's Network Products Group. Mr. Walters, who retired from Lucent in 1999, received his B.S. degree in nuclear engineering from the University of Wisconsin and his M.B.A. degree from Louisiana State University.

                                THE UNDERWRITER

    Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated agreed to purchase, and we have agreed to sell to it, 4,000,000 shares of our common stock.

    The underwriter is offering the shares subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters as well as other conditions. The underwriter is obligated to take and pay for all of the shares offered by this prospectus supplement if any shares are taken. However, the underwriter is not required to take or pay for the shares covered by the over-allotment option described below.

    The per share price of any shares sold shall be the public offering price set forth on the cover page of this prospectus supplement in United States dollars.

    The underwriter initially proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page hereof. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

    We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriter's over-allotment option is exercised in full, the total price to the public would be $317,250,000, the total underwriter's discounts and commissions would be $2,250,000 and the total proceeds to us would be $315,000,000 before deducting estimated offering expenses.

    We and our directors and executive officers have each agreed that, without the prior written consent of the underwriter during the period ending 90 days after the date of this prospectus supplement, each of us will not, directly or indirectly:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions in this paragraph do not apply to:

    -  the sale of shares to the underwriter;

    - transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

    -  certain charitable gifts and estate planning transactions; or

    -  certain pledges and sales of shares pledged as collateral.

    To facilitate this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may over-allot in connection with this offering, creating a short position in the common stock for its own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriter may bid for, and purchase, shares of common stock in the open market. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time.

    We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    O'Melveny & Myers LLP, Los Angeles, California, will pass upon the validity of the common stock that we are offering. Gibson, Dunn & Crutcher LLP, Los Angeles, California will pass upon certain legal matters for the underwriter. Attorneys at O'Melveny & Myers LLP involved in this offering own 19,950 shares of our common stock.

                                    EXPERTS

    The financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended January 2, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                                [POWER-ONE LOGO]

                                POWER-ONE, INC.

    By this prospectus, we may offer from time to time the following types of securities:

    - shares of common stock;

    - shares of preferred stock; or

    - debt securities, consisting of notes or other evidences of indebtedness.

    These securities will have an aggregate initial public offering price not to exceed $850,000,000. We may offer and sell the securities separately or together in any combination and as separate series. Some of the shares of common stock that we are registering may also be offered from time to time by selling stockholders. At the time of sale, we will determine and set forth in a prospectus supplement the amounts, prices, form, designation, specific terms, selling stockholder information and offering terms of each issuance of securities together with our net proceeds from the sale of securities.

    You should read this information carefully before you invest. Where applicable, the prospectus supplement will also contain information about material United States Federal income tax considerations relating to the securities and any listing of the securities on a national securities exchange. Our common stock trades on the Nasdaq National Market under the symbol "PWER."

    IF THE TERMS OF PARTICULAR SECURITIES DESCRIBED IN A PROSPECTUS SUPPLEMENT ARE DIFFERENT FROM THE TERMS DESCRIBED IN THIS PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE PROSPECTUS SUPPLEMENT.

                              -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

    This information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is October 26, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About This Prospectus.......................................      3
Where You Can Find More Information.........................      3
Incorporation of Information Filed with the SEC.............      3
Power-One, Inc..............................................      5
Use of Proceeds.............................................      6
Forward-Looking Statements..................................      6
Risk Factors................................................      7
Ratio of Earnings to Fixed Charges..........................     12
Description of Stock........................................     13
Description of Debt Securities..............................     15
Plan of Distribution........................................     19
Legal Matters...............................................     20
Experts.....................................................     20

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement on Form S-3 using a "shelf" registration process. Under this shelf process, we and any selling stockholder may sell the securities described in this prospectus in one or more offerings in an aggregate principal amount of up to $850,000,000. This prospectus provides you with a general description of the securities. Each time we sell the securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information about us that can be obtained as described under the heading "Where You Can Find More Information."

    As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits information contained or incorporated by reference in the registration statement. Because statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, you should refer to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the Commission.

    You should rely only on the information incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the registration statement, or any document which we have filed as an exhibit to the registration statement or to any other Securities and Exchange Commission filing, either from the Commission or from our transfer agent as described below. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy our SEC filings at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also request copies of our SEC filings by writing to the SEC's Public Reference Room and paying a duplicating fee. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic SEC filings are available on the Internet through the SEC's website at www.sec.gov.

                INCORPORATION OF INFORMATION FILED WITH THE SEC

    The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

    - incorporated documents are considered part of this prospectus;

    - we can disclose important information to you by referring you to those documents; and

    - later information that we file with the SEC will automatically update and supersede this incorporated information.

    We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:

    - Annual Report on Form 10-K for the fiscal year ended January 2, 2000;

    - Quarterly Reports on Form 10-Q for the quarters ended April 2, 2000 and July 2, 2000;

    - Current Reports on Form 8-K and Form 8K/A filed March 13, 2000, April 20, 2000, June 20, 2000, July 17, 2000 and August 9, 2000; and

    - Definitive Proxy Statements filed April 7, 2000 and August 8, 2000.

    We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until the offering of the securities is completed or after the date of this initial registration statement and before the effectiveness of the registration statement:

    - any reports filed under Sections 13(a) and (c) of the Exchange Act;

    - any reports filed under Section 14 of the Exchange Act; and

    - any reports filed under Section 15(d) of the Exchange Act.

    You may request a copy of these filings, at no cost, by writing or calling our transfer agent, American Stock Transfer & Trust Company, at 40 Wall Street, New York, New York, 10065, or by telephoning (212) 936-5100.

                                POWER-ONE, INC.

    ALL REFERENCES TO SHARES IN THIS PROSPECTUS REFLECT THE THREE-FOR-TWO SPLIT OF OUR COMMON STOCK ON JUNE 2, 2000, AND THE TWO-FOR-ONE SPLIT OF OUR COMMON STOCK ON SEPTEMBER 11, 2000, EACH EFFECTED IN THE FORM OF A STOCK DIVIDEND.

    OUR FISCAL YEAR IS THE 52- OR 53-WEEK PERIOD ENDING ON THE SUNDAY NEAREST TO DECEMBER 31, AND OUR QUARTERS ARE THE 13- AND 14-WEEK PERIODS ENDING ON THE SUNDAY NEAREST TO MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31. FOR CLARITY OF PRESENTATION, WE HAVE DESCRIBED YEAR-ENDS PRESENTED AS IF THE YEAR ENDED ON DECEMBER 31 AND QUARTER-ENDS PRESENTED AS IF THE QUARTERS ENDED ON MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31. AS SUCH, THE YEARS ENDED DECEMBER 31, 1997 AND 1998 REPRESENT 52-WEEK YEARS AND THE YEAR ENDED DECEMBER 31, 1999 REPRESENTS A 53-WEEK YEAR. THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000 REPRESENT 26-WEEK PERIODS.

                                  OUR BUSINESS

    We are a leading designer and manufacturer of power conversion products. We develop these products primarily for the communications infrastructure market, whose rapid growth is being fueled by the proliferation of Internet usage and the convergence of voice, data and video applications. Our products are used to convert and process electrical energy to the high levels of quality and reliability and precise levels of direct current required by the digital economy. With more than 2,500 products, we have one of the most comprehensive product lines in the power conversion industry, and are one of only a few companies that can power virtually every segment of a communications infrastructure network.

    Our products include AC/DC power supplies that convert alternating current
(AC) voltage to direct current (DC) voltage used primarily in small networking systems, large scale data processors and industrial equipment; DC/DC power supplies that modify DC voltage into other levels of DC voltage used primarily to control power on communications printed circuit boards; and DC power systems that convert AC voltage to DC voltage used primarily to power large communications networks and cellular communications. Our products are not designed for use in personal computers, mobile phones or other consumer products.

    In addition to our broad product line, we believe that we have several key advantages that have enabled us to develop a leading brand for our products:

    - we have recruited and been able to retain what we believe are some of the most highly skilled and innovative technical staff in the industry;

    - we have a reputation for quality and reliability as a result of our rigorous internal quality controls and track record of producing reliable products; and

    - we are able to respond quickly to our customers' needs with our wide range of standard product offerings and their modular architecture, as well as our global manufacturing and distribution capabilities.

    While we sell approximately 60% of our products to our top 25 customers, we sell our products to over 10,000 customers worldwide. According to Micro-Tech Consultants, the total power conversion market is currently estimated to be $24 billion. Our largest customer is Cisco, which accounted for 14.2% of our sales in 1999 and 18.1% of our sales in the first half of 2000. Our other communications infrastructure customers include Alcatel, Nokia, Nortel and Ericsson. We are also beginning to sell to high-growth, emerging technology companies such as Juniper Networks, Extreme Networks and Sycamore Networks. Key customers in other industries include Agilent, Coherent Laser, Siemens and Teradyne.

    Our net sales have increased from $150 million for the twelve months ended June 30, 1999 to $337 million for the twelve months ended June 30, 2000, representing an annual growth rate of 124%. Our six-month order backlog has also grown considerably, from $67 million at December 31, 1999 to

$197 million at June 30, 2000. In addition to our rapid growth in revenue and backlog, our gross profit margin has been approximately 39% during the past three years.

    Since December 31, 1999, in addition to our internal growth, we have expanded our product offerings, scale and geographic breadth through two significant acquisitions. In February 2000, we acquired HC Power, Inc., or HC Power, headquartered in Southern California, which sells large DC power systems to communications infrastructure manufacturers in North America. In May 2000, we acquired Powec AS, or Powec, headquartered in Norway, which sells its small- and medium-sized DC power systems to these same types of manufacturers in Europe and Asia. The combination of these two acquisitions has given us the ability to manufacture and sell globally virtually every size of DC power system used by the communications industry.

    We currently have domestic operations in Camarillo, California, Boston, Massachusetts and Irvine and Costa Mesa, California. Our international operations are located in the Dominican Republic, Mexico, Puerto Rico, Ireland, Slovakia, Switzerland, Germany, Australia, Singapore, Norway, the United Kingdom and China.

                               BUSINESS STRATEGY

    We are focused on becoming the worldwide leader in power conversion equipment for the rapidly growing global communications infrastructure market. To achieve this objective, we plan to:

    - expand product lines, including DPA products;

    - cross-sell products on a global basis;

    - continue to acquire and invest in strategic businesses and technologies;
      and

    - develop technologies to enable alternative energy solutions.

    We were incorporated in Delaware in January 1996 as the successor to a business formed in 1973. Our principal executive offices are located at 740 Calle Plano, Camarillo, California, 93012, and our telephone number is
(805) 987-8741. You can find our website at www.power-one.com. The information found on our website is not a part of this prospectus.

    In this prospectus, "Power-One," "we," "us" and "our" refer to Power-One, Inc. and its subsidiaries. Power-One is the issuer of all the securities offered under this prospectus.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the securities for repayment of debt and general corporate purposes, including possible acquisitions and strategic investments in new technologies, unless the prospectus supplement states otherwise. We may use the net proceeds initially to reduce short-term borrowings or invest in short-term securities.

                           FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus or incorporated by reference are forward-looking. You can identify these statements by the use of words like "may," "will," "could," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including those discussed under "Risk Factors."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS WE ARE NOT PRESENTLY AWARE OF OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. OUR BUSINESS COULD BE HARMED BY ANY OF THESE RISKS. THE TRADING PRICES OF OUR SECURITIES COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

INTERRUPTIONS OR DELAYS IN OBTAINING COMPONENTS FOR OUR PRODUCTS COULD IMPAIR OUR BUSINESS.

    We depend on suppliers of the components that we use in our products to make timely shipments. We typically use a primary source of supply for each component. It could take a long time to establish alternate sources of supply. From time to time component shortages have caused us either to delay shipments or pay higher prices for the components. Currently there is an industrywide shortage of certain supplies required in power conversion products. In recent months, these component shortages have become more prevalent and, as a result, some suppliers are allocating or filling only portions of orders from customers such as us. We expect this trend to continue from time to time in the future. We are also experiencing longer lead times for procuring various components. Consequently, we have had to reschedule some deliveries to our customers and, in some cases, purchase parts at somewhat higher prices indirectly from distributors, rather than directly from our component manufacturers. While these component shortages have not had a material adverse effect on our business to date, any shortages, delays or component price increases could increase product delivery times and manufacturing costs and reduce our gross margins.

IF GROWTH IN THE COMMUNICATIONS INDUSTRY SLOWS, DEMAND FOR OUR PRODUCTS COULD BE SIGNIFICANTLY REDUCED, WHICH WOULD HARM OUR REVENUE GROWTH.

    Our sales to the communications industry have increased from 25% of our total sales in 1998 to 61% for the six months ended June 30, 2000. A downturn in the growth of the communications industry could result in reduced sales to most of our customers. This would have the effect of reducing our future revenue from our current projections or from historical levels. Current growth in the communications industry is being driven primarily by expansion of Internet, broadband and wireless networks. Our future revenue growth depends in large part on the continued growth of these services as widely used media for commerce and communication.

PRICE EROSION MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR MARGINS AND
PROFITABILITY.

    The power supply manufacturing industry is generally characterized by intense competition. We do not believe that price is typically the basis on which orders are won or lost. Rather, we believe that the principal bases of competition in our targeted markets are breadth of product line, quality, reliability, technical knowledge, flexibility and readily available products. However, we believe that price becomes a more important competitive factor when competition increases, when an economic downturn occurs or when we negotiate high volume orders. Future downward pressure on prices could have a material adverse effect on our operating results.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY LOSE BUSINESS AND EXPERIENCE REDUCED PROFITABILITY.

    We have significantly increased our business within a short period of time through our acquisitions of Melcher, International Power Devices, or IPD, HC Power and Powec. As a result of these acquisitions, internal growth and the transfer of production to our Mexico and Dominican Republic factories, the number of our employees has grown from 1,841 as of December 31, 1998 to approximately 5,700 as of

June 30, 2000, resulting in a strain on our infrastructure and internal systems. If we are to grow successfully, we must:

    - train our new employees;

    - manage increases in our production levels and transfers of production;

    - attract and retain qualified management and technical personnel;

    - improve our operational, administrative and financial systems;

    - implement our Oracle Enterprise Resource Planning, or ERP, system in our operations; and

    - manage multiple relationships with various customers and suppliers.

    We may not be able to accomplish all or any of these tasks, and our failure to do so would have a material adverse effect on our operating results. Any inability to manage our growth could also lead to delayed shipment and cancellation of customer orders.

WE MAY ENCOUNTER PROBLEMS IN INTEGRATING THE OPERATIONS OF COMPANIES THAT WE HAVE ACQUIRED.

    From time to time, we have made various acquisitions and entered into joint venture arrangements intended to complement or expand our business. We acquired HC Power and Powec in the first half of 2000. We are in the process of transferring production from the four companies we acquired since August 1998 to our Mexico and Dominican Republic facilities. The success of these transactions depends on our ability to:

    - retain key management members and technical personnel of the acquired companies;

    - successfully merge corporate cultures and operational and financial systems;

    - realize sales and cost reduction synergies; and

    - operate in areas of the world in which we have little or no prior experience.

    We may encounter difficulties in integrating acquired assets with our operations. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. In addition, after we have completed an acquisition, our management must be able to assume significantly greater responsibilities, and this in turn may cause them to divert their attention from our existing operations. Any of the foregoing could have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH FUTURE ACQUISITIONS AND JOINT VENTURES.

    We intend to continue to pursue acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities or obtain acceptable financing. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could require us to incur significant costs and cause diversion of management's time and resources. Future acquisitions by us could result in the following consequences:

    - dilutive issuances of equity securities;

    - incurrence of debt and contingent liabilities;

    - impairment of goodwill and other intangibles;

    - research and development write-offs; and

    - other acquisition-related expenses.

We may not be able to raise additional funds on terms acceptable to us or in amounts sufficient for us to meet our requirements. Further, future acquisitions and joint ventures will be subject to the same integration risks described above for those already completed. Failure to achieve the anticipated benefits of any acquisition or to successfully integrate the operations of the acquired companies could also harm our business and results of operations.

IMPLEMENTATION OF OUR ORACLE ERP SYSTEM HAS CAUSED AND MAY CONTINUE TO CAUSE OPERATIONAL INEFFICIENCIES DURING THE CONVERSION PROCESS.

    We have converted our California and Mexico facilities to a new Oracle ERP system. We are in the process of converting all of our other facilities to this system. The conversion process is complicated and requires, among other things, that data from our existing computer systems be made Oracle-compatible and that our employees be trained for the Oracle ERP system. As a result of switching to the Oracle ERP at our California and Mexico plants, we experienced delays in the ordering of materials, inventory-tracking problems and other inefficiencies that delayed shipments of products to customers. Resolution of those problems in some cases required manual data entry and processing, which increased manpower needs and reduced our efficiency. Implementation of Oracle at our other manufacturing locations may cause similar or other difficulties. Delays in shipping products to customers may lead to customer dissatisfaction and result in cancellations of orders, which could have a material adverse effect on our operating results.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR SENIOR MANAGEMENT AND TO ATTRACT AND RETAIN KEY TECHNICAL PERSONNEL.

    If we lose one or more members of our senior management, or if we cannot attract and retain qualified management or highly technical personnel, our operating results could be adversely affected. Our capacity to develop and implement new technologies depends on our ability to employ personnel with highly technical skills. Competition for such qualified technical personnel is intense due to the relatively limited number of power supply engineers worldwide. We believe that this supply will remain constrained because of the limited number of engineering students concentrating on power conversion.

CANCELLATIONS, REDUCTIONS OR DELAYS IN PURCHASES COULD CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

    We do not obtain long-term purchase orders or commitments from our customers, and customers may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in orders could substantially reduce our backlog and adversely affect our net sales, gross profit and operating results, especially if we are unable to replace such orders. Our expense levels are based, in part, on expected future revenues and are relatively fixed once set. Our expectations for net sales beyond 90 days are based partially on our own estimate of future demand rather than on firm customer orders. Because a substantial portion of our quarterly net sales is made in the last month of a quarter, we are limited in our ability to reduce expenses quickly if for any reason net sales do not meet our expectations in a particular period. Therefore, fluctuations in net sales, particularly if customers cancel, postpone or delay orders or sales or if sales fail to meet our expectations, may adversely impact our operating results.

    Fluctuations in customer needs may also affect our mix of products and volume of orders, which in turn affect our gross margin and operating results. High-volume orders, especially orders which require modification of our standard products, if cancelled, may substantially increase the risk of inventory obsolescence and write-offs due to excess manufacturing capacity. These factors have caused our quarterly results to fluctuate in the past and may continue to do so in the future.

WE RELY ON A FEW MAJOR CUSTOMERS FOR A MATERIAL PORTION OF OUR BUSINESS AND THE LOSS OF ANY OF THOSE CUSTOMERS COULD REDUCE OUR NET INCOME AND OPERATING RESULTS.

    A few customers account for a material portion of our net sales each year. Cisco represented 14.2% of our net sales during 1999 and 18.1% during the first half of 2000. For the same periods, our top 25 customers, accounted for approximately 53% and 60% of our net sales, respectively. If we lose any of these customers, or if any of them reduces or cancels a significant order, our net sales and operating results could decrease significantly.

FAILURE TO ANTICIPATE TRENDS IN THE TYPE OF POWER CONVERSION PRODUCTS OUR CUSTOMERS WILL DEMAND MAY ADVERSELY AFFECT OUR BUSINESS.

    Because we have many customers in the communications industry, the factors and economic trends that affect these companies also affect our business. The communications industry has experienced rapid change in recent years. With advances in technology, communications service providers offer a more varied range of services. In particular, increasing Internet usage, the emerging demand for broadband services and the increasing demand for wireless services have contributed to the growth of the communications industry. Because these technological advances have required significantly greater and more reliable power, the demand for newer generation power conversion products has also grown. To respond to the needs of our customers in the communications industry, we must continuously develop new and more advanced products at lower prices. Our inability to properly assess developments in the communications industry or to anticipate the needs of our customers could cause us to lose some or all of these customers and prevent us from obtaining new customers.

MUCH OF OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH OPERATIONS IN FOREIGN COUNTRIES.

    Many of our operations are located outside of the United States and consequently are vulnerable to:

    - imposition of tariffs, quotas, taxes and other market barriers;

    - restrictions on the export or import of technology;

    - greater difficulty in accounts receivable collection and longer collection periods;

    - inconsistent regulations and unexpected changes in legislation or regulatory requirements;

    - political and economic instability;

    - work stoppages and difficulties in staffing and managing international operations; and

    - fluctuations in the value of the U.S. dollar relative to foreign currencies.

    Historically, we have not hedged against any currency exchange rate risks. The occurrence of any of these factors may adversely affect our operating results.

WE WILL BE REQUIRED TO PAY SUBSTANTIAL UNITED STATES INCOME TAXES IF WE REPATRIATE EARNINGS FROM OUR FOREIGN OPERATIONS WITH LOWER TAX RATES.

    We do not pay U.S. federal or state income taxes on earnings from our foreign operations as long as we do not repatriate the earnings. As of June 30, 2000, our foreign subsidiaries had accumulated unremitted earnings of approximately $32.0 million. If we decide to bring these funds into the United States, we will have to pay U.S. taxes on them at the applicable rates. The resulting increase in income tax expense would decrease our net income.

ANY FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    We rely upon a combination of patents, trademarks, contractual provisions and trade secret laws to protect our proprietary rights in certain of our products. Our competitors may, however, misappropriate our technology or independently develop technologies that are as good as, or better than, ours. Additionally, the laws of some foreign countries do not protect our proprietary rights as much as U.S. laws do. We currently own several patents and may apply for additional patents, but the U.S. Patent and Trademark Office may reject some or all of our patent applications. The patents that the U.S. government issues to us may not provide us with a competitive advantage or create a sufficiently broad claim to protect the technology that we develop. Furthermore, our competitors may challenge or circumvent our patents, and some of our patents may be invalidated. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could have a significant adverse effect on operating results.

WE FACE, AND MIGHT IN THE FUTURE FACE, INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT MIGHT BE COSTLY TO RESOLVE.

    We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products. If any litigation were to occur as a result of such allegations in the future, and if we do not prevail in any such litigation, our operating results could be significantly adversely affected.

    In addition, our industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We cannot assure you that intellectual property claims will not be made against us in the future or that we will not be prohibited from using our technologies subject to any such claims or that we will not be required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to, and legal costs associated with, litigation could have a significant adverse effect on operating results.

OUR STOCK PRICE FLUCTUATES AS A RESULT OF THE CONDUCT OF OUR BUSINESS AND STOCK MARKET FLUCTUATIONS.

    The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by a variety of factors, including:

    - statements or changes in opinions, ratings or earnings estimates or buy/sell recommendations made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically;

    - the announcement of new products or product enhancements by us, our competitors or our customers;

    - technological innovations by us or our competitors;

    - quarterly variations in our results of operations; and

    - the operating and stock price performance of comparable companies.

    In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices for many high technology companies such as us. These fluctuations are often unrelated to the operating performance of the specific companies. Such fluctuations may adversely affect the market price of our common stock.

OUR FINANCIAL RESULTS MAY BE AFFECTED BY FACTORS OUTSIDE OUR CONTROL.

    Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or profitability or lead to significant variability of our operating results. Our operating results could be affected by the following factors:

    - our inability to meet increasing demand and delivery schedules due to a shortage in supplies or other factors;

    - competitive and customer-driven pricing pressures;

    - changes in the mix of products sold;

    - volume of orders shipped;

    - market acceptance of our products and our customers' products;

    - fluctuations in manufacturing yields; and

    - fluctuations in currency exchange rates.

    Moreover, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls due to the need to make ongoing and significant capital investments. As a result of the foregoing factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. Results of operations in any periods, therefore, should not be considered indicative of the results to be expected for any future period.

OUR CHARTER CONTAINS PROVISIONS THAT MAY HINDER OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY.

    Certain provisions of our certificate of incorporation could make it more difficult for a third party to obtain control of us, even if such a change in control would benefit our stockholders. We have a staggered board of directors, which means that our stockholders can only elect approximately one third of the board at each annual meeting of stockholders. Stockholders must inform our corporate secretary before a stockholders' meeting of any business they wish to discuss and any directors they wish to nominate. Our certificate of incorporation also requires approval of 75% of our voting stock to amend certain provisions. Our board of directors can issue preferred stock without stockholder approval. Your rights could be adversely affected by the rights of holders of preferred stock that we issue in the future. Finally, we have a stockholder rights plan that allows our stockholders to purchase preferred stock at a reduced price if certain parties attempt to acquire a substantial interest in us without the approval of our board of directors. Any one of the provisions discussed above could discourage third parties from obtaining control of us. Such provisions may also impede a transaction in which our stockholders could receive a premium over then current market prices and our stockholders' ability to approve transactions that they consider in their best interests.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratio of earnings to fixed charges for the periods shown:

                                                           SIX MONTHS
                                                              ENDED                           FISCAL YEAR ENDED
                                                            JUNE 30,                             DECEMBER 31,
                                                       -------------------   ----------------------------------------------------
                                                         2000       1999       1999       1998       1997       1996       1995
                                                       --------   --------   --------   --------   --------   --------   --------
RATIO OF EARNINGS TO FIXED CHARGES(1)................    14.4       3.0        6.4        7.4        4.0        2.1        5.1

----------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before taxes, non-recurring items, stock compensation expense plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

                              DESCRIPTION OF STOCK

    We may issue, from time to time, shares of one or more series or classes of our common or preferred stock. The following summary description sets forth some of the general terms and provisions of the stock. We will describe the specific terms of any series of stock that we issue as part of this offering in an applicable prospectus supplement. To the extent the description contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the stock, you should refer to the provisions of our certificate of incorporation, bylaws and the applicable prospectus supplement before you purchase these securities.

GENERAL

    Under our certificate of incorporation, we are authorized to issue
300 million shares of common stock and 30 million shares of preferred stock. As of October 11, 2000, 73,715,724 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. No other classes of capital stock are authorized under our certificate of incorporation. The issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

COMMON STOCK

    Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders. Holders of common stock may receive dividends only when the board of directors declares them, but our credit agreement prohibits us from paying dividends without obtaining prior approval. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and any preferred stockholders. The common stock has no preemptive, conversion or other subscription rights, and there are no sinking fund provisions with respect to the common stock.

PREFERRED STOCK

    We can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

    Our board is authorized to determine for each series of preferred stock, and the prospectus supplement will set forth with respect to any such series:

    - the designation of such shares and the number of shares that constitute such series;

    - the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

    - the dividend periods (or the method of calculating the dividend period);

    - the voting rights of the shares;

    - the liquidation preference and the priority as to payment of such liquidation preference with respect to the classes or series of preferred stock and any other rights of the shares of such series if we liquidate or wind-up our affairs;

    - whether or not and on what terms we can redeem or repurchase the shares from you;

    - whether and on what terms you may convert or exchange the shares for other debt or equity securities; and

    - any other material terms.

    The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, the certificate of incorporation or the applicable certificate of designation or as otherwise required by law.

    Except as set forth in the applicable prospectus supplement, no series of preferred stock will be convertible into, or exchangeable for, other securities or property and no series of preferred stock will be redeemable or receive the benefit of a sinking fund. If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of each series of preferred stock will be entitled to receive the liquidation preference per share specified in the prospectus supplement plus any accrued and unpaid dividends. Holders of preferred stock will be entitled to receive these amounts before any distribution is made to the holders of common stock, but only after the liquidation preference has been fully paid on any shares of senior ranking preferred stock, if any. Neither the par value nor the liquidation preference is indicative of the price at which the preferred stock will actually trade on or after the date of issuance.

    In connection with the stockholder rights agreement (described below), our board of directors has authorized the reservation of 300,000 shares of junior participating preferred stock for issuance upon exercise of the rights. For a description of the rights agreement and the preferred shares, see "Stockholder Rights Plan" below.

STOCKHOLDER RIGHTS PLAN

    In August 2000, we distributed one right for each outstanding share of common stock. These rights allow our stockholders to purchase preferred stock at a reduced price if certain parties attempt to acquire a substantial interest in us without the approval of our board of directors. Each right entitles the registered holder to purchase from us, initially, one one-thousandth of a share of junior participating preferred stock at a purchase price of $625, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between American Stock Transfer & Trust Company, as rights agent, and us. Any certificates representing shares of common stock we issue in this offering will contain a notation incorporating the rights agreement by reference. You should refer to the rights agreement for a more detailed description of the terms and provisions of the rights. You may obtain a copy of the rights agreement from us free of charge by contacting our transfer agent. See "Where You Can Find More Information."

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    Our certificate of incorporation has several provisions that may delay or deter changes in our control or management. The certificate of incorporation establishes a classified board and requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. In addition, our certificate of incorporation and bylaws require that stockholders give advance notice to our Secretary of any directorship nominations or other business to be brought by stockholders at any stockholders' meeting. Our certificate of incorporation also requires the approval of 75% of our voting stock to amend certain of its provisions. These provisions may have the effect of delaying changes in our control or management, deterring hostile takeovers or deferring or preventing a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by the stockholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. The transfer agent and registrar for each series of preferred stock will be designated in the applicable prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

    We may issue, from time to time, one or more series or classes of debt securities. The following summary sets forth some of the general terms and provisions of the debt securities. We will describe the specific terms of any debt securities that we issue as part of this offering in an applicable prospectus supplement. To the extent the description contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. Because this is a summary, it does not contain all of the information that may be important to you. For a more detailed description of the debt securities, you should refer to our certificate of incorporation, the applicable indenture for a specific series of the debt securities and the prospectus supplement before you purchase these debt securities.

    The debt securities will be issued under an indenture between us and the trustee for one or more series of debt securities designated in the applicable prospectus supplement or supplements. The following is a summary of certain provisions of the debt securities and of an indenture and does not contain all of the information that may be important to you. You should read all provisions of the indenture carefully, including the definitions of certain terms, before you decide to invest in the debt securities. A copy of the indenture, if and when executed, will be filed as an exhibit to the registration statement relating to the debt securities that includes this prospectus. See "Where You Can Find More Information."

GENERAL

    The debt securities will be direct obligations of Power-One. The priority of the debt securities with respect to other securities issued by us will be set forth in the indenture. The indenture may or may not limit the total principal amount of debt securities that we may issue under the indenture. We may issue debt securities from time to time in one or more series with terms different from or the same as those of previously issued debt securities, without the consent of the holders of previously issued series of debt securities, with the same or various maturities, at par, at a premium or with original issue discount up to the aggregate principal amount from time to time authorized by us for each series. The applicable prospectus supplement will describe the terms of the debt securities, including:

    - the title, aggregate principal amount and denominations;

    - the maturity date;

    - the principal amount payable whether at maturity or upon earlier acceleration, whether the principal amount will be determined with reference to an index, formula or other method, and the date or dates on which we agree to pay principal if other than on the maturity date;

    - the rate or rates per annum (which may be fixed or variable) at which we agree to pay interest and, if applicable, the method used to determine the rate or rates of interest;

    - the dates on which we agree to pay interest;

    - the place of transfer or payment for the debt securities, and the method of payment;

    - the provisions for redemption or repayment, if any, including the redemption and/or repayment price or prices and any remarketing arrangements;

    - the sinking fund requirements or amortization provisions, if any;

    - whether the debt securities are denominated or provide for payment in U.S. dollars or a foreign currency or units of two or more currencies;

    - the form (registered or bearer or both) in which the debt securities may be issued and any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of debt securities in either form;

    - whether we will issue the debt securities in the form of one or more global securities and, in that case, the depositary for the global securities;

    - the title of the debt securities, the series of which the debt securities will be a part and the trustee with respect to the debt securities; and

    - any other terms.

    Please see the accompanying prospectus supplement you have received or will receive for the terms of the specific debt securities. We may deliver this prospectus before or together with the delivery of a prospectus supplement.

    The variable terms of debt securities are subject to change from time to time, but no change will affect any debt security already issued or as to which we have accepted an offer to purchase. We may issue debt securities with terms different from those of debt securities previously issued and may "reopen" a previous issue or a series of debt securities and issue additional debt securities of that issue or series.

    You should be aware that special U.S. Federal income tax, accounting and other considerations may apply to the debt securities. The prospectus supplement relating to an issue of debt securities will describe these considerations if they apply.

PAYMENT AND PAYING AGENTS

    We will pay principal, interest and any premium on the debt securities in the designated currency or currency unit at the office of any paying agent we may designate. We may pay interest on the debt securities by check mailed to the persons in whose names the debt securities are registered on days specified in the indenture or any prospectus supplement. If any amount payable on any debt security or coupon remains unclaimed at the end of one year after the amount became due and payable, the paying agent will release any unclaimed amounts to us, and the holder of the debt security or coupon will look only to us for payment. The paying agent for the debt securities will be designated in the applicable prospectus supplement.

    We may designate the trustee for the debt securities of the related series, acting through its corporate trust office, as our sole paying agent for payments with respect to debt securities of the series.

GLOBAL SECURITIES

    The debt securities of a series may be issued in whole or in part in global form. A debt security in global form will be deposited with, or on behalf of, a depositary, that will be identified in the applicable prospectus supplement. A global debt security may be issued in either registered or bearer form and in either temporary or permanent form. A debt security in global form may not be transferred except as a whole by the depositary for the debt security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

    If any debt securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in the global debt security may exchange their interests for definitive debt securities of the series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium and interest, if any, on the global debt security. The prospectus supplement will also describe the material terms of the depositary arrangement for the global debt security.

COVENANTS

    The debt securities will not be secured by mortgage, pledge or other lien. We may agree in the indenture not to pledge or otherwise subject to any lien any property or assets of ours unless the debt securities are secured by such pledge or lien equally and ratably with all other obligations secured thereby.

    We anticipate that the indenture will create exceptions to this covenant for liens securing obligations that do not in the aggregate at any one time outstanding exceed a stated percentage of our consolidated net tangible assets, for obligations securing purchase money liens and for other liens incurred by us in the ordinary course of business.

SUCCESSOR CORPORATION

    The indenture may provide that we can consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation, provided, that:

    - either we will be the continuing corporation, or the successor corporation will be a corporation organized and existing under the laws of the United States or any state thereof and will expressly assume, by a supplemental indenture, executed and delivered to each trustee, in form satisfactory to each trustee, all of our obligations under the debt securities and the indenture; and

    - we or the successor corporation, as applicable, will not, immediately after such merger or consolidation, or such sale, lease or conveyance, be in default in the performance of any obligations under the indenture.

Subject to those limitations set forth in the indenture, a trustee may receive from us an officer's certificate and an opinion of counsel as conclusive evidence that any such consolidation, merger, sale, lease or conveyance, and any such assumption, complies with the provisions of the indenture.

SUPPLEMENTAL INDENTURES

    Supplemental indentures may be entered into by us and the appropriate trustee for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of each such series affected by such modification or amendment. However, no supplemental indenture may, among other things, without the consent of each holder of any debt security affected:

    - reduce the principal amount or interest of any debt security;

    - change the maturity date of the principal, the interest payment dates or other terms of payment of any debt security; or

    - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is necessary to modify or amend the indenture.

    Under certain circumstances, supplemental indentures may also be entered into without the consent of the holders.

EVENTS OF DEFAULT

    The indenture will set forth those events, which will constitute events of default with respect to any series of debt securities. No event of default with respect to a particular series of debt securities issued under the indenture necessarily constitutes an event of default with respect to any other series of debt securities. The remedies for an event of default will be set forth in the indenture and applicable prospectus supplement.

    Any default with respect to a particular series of debt securities may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of that series, except a default:

    - in the payment of principal of, premium, or interest for which payment had not been subsequently made; or

    - in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

    We will be required to file with each trustee annually an officer's certificate as to the absence of defaults. The appropriate trustee may withhold notice to holders of any series of debt securities of any default with respect to that series (except in payment of principal, premium, if any, or interest) if it in good faith determines that it is in the interest of such holders to do so.

    Subject to the provisions of the indenture relating to the duties of a trustee in case an event of default shall occur and be continuing, a trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered to the trustee reasonable indemnity or security against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to provisions in the indenture for the indemnification of a trustee and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the appropriate trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of the series.

SATISFACTION AND DISCHARGE OF THE INDENTURE

    The indenture will be discharged with respect to the debt securities of any series upon the satisfaction of certain conditions, including the following:

    - payment in full of the principal of, and premium, if any, and interest on all of the debt securities of that series; or

    - the deposit with the appropriate trustee of an amount in cash or United States government obligations sufficient for such payment or redemption, in accordance with the indenture.

TERMINATION

    We may terminate certain of our obligations under the indenture with respect to the debt securities of any series, including our obligations to comply with the restrictive covenants set forth in the indenture, with respect to the debt securities of that series, on the terms and subject to the conditions contained in the indenture, by depositing in trust with the appropriate trustee cash or United States government obligations sufficient to pay the principal of, and premium, if any, and interest on the debt securities of the series to their maturity in accordance with the terms of the indenture and the debt securities of the series. In that event, the appropriate trustee will receive an opinion of counsel stating that the deposit and termination will not have any federal income tax consequences to the holders.

THE TRUSTEES

    The indenture may contain certain limitations on the right of a trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. A trustee may be permitted to engage in other transactions with us; provided, however, that if a trustee acquires any conflicting interest it must eliminate such conflict or resign.

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    The indenture may provide that, in case an event of default has occurred and is continuing, a trustee is required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

GOVERNING LAW

    The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflict of laws.

                              PLAN OF DISTRIBUTION

    We may sell the securities being offered hereby:

    - directly to one or more purchasers;

    - through agents;

    - to or through one or more dealers;

    - to or through one or more underwriters;

    - through one or more rights offerings to our stockholders; or

    - through a combination of any such methods of sales.

    The distribution of such securities pursuant to any prospectus supplement may occur from time to time in one or more transactions either:

    - at a fixed price or prices which may be changed;

    - at market prices prevailing at the time of sale;

    - at prices related to such prevailing market prices; or

    - at negotiated prices.

    We may solicit offers to purchase these securities directly or through agents designated by us from time to time. We will identify any such agent, who may be deemed to be our "underwriter" as that term is defined in the Securities Act, and set forth any commission payable by us to such agent in the applicable prospectus supplement.

    If we use a broker-dealer in the sale of the securities, we will sell the securities to the dealer, as principal. The dealer, who may be deemed to be an underwriter, may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

    If we use an underwriter in connection with this offering, we will execute an underwriting agreement with them at the time we sell the securities to them. We will also identify any such underwriters in the applicable prospectus supplement, which they will use to make resales of the securities to the public. In connection with the sale of the securities, they may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell such shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Accordingly, we will set forth in the applicable prospectus supplement any underwriting compensation paid by us to underwriters in connection with this offering and any discounts, concessions or commissions allowed by underwriters to participating dealers.

    Underwriters, dealers, agents, dealer managers, and other persons may be entitled to indemnification by us against civil liabilities, including the liabilities under the Securities Act, or to contribution with

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respect to payments, which they may be required to make with respect to those liabilities. Underwriters, dealers, dealer managers and agents may engage in transactions with or perform services for us in the ordinary course of business.

    We may authorize underwriters, dealers, dealer managers, or other persons to solicit offers by some types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. Such contracts may be made with, for example, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The prospectus supplement relating to such contracts will set forth the price to be paid for the securities, the contractual conditions, the commissions payable for solicitation of the contracts and the future delivery date(s) of the shares.

    The net proceeds to us from the sale of the securities will be the purchase price of the securities less any discounts or commissions and the other attributable expenses of issuance and distribution.

    From time to time, stockholders may sell common stock at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. At the time of sale, we will set forth in a prospectus supplement information about the selling stockholder, the terms of the sale and the plan of distribution.

                                 LEGAL MATTERS

    O'Melveny & Myers LLP, Los Angeles, California, will pass upon the validity of the securities offered by this prospectus. Counsel for the underwriters, dealers or agents, if any, will be set forth in an applicable prospectus supplement. Attorneys at O'Melveny & Myers LLP involved in this offering own 19,950 shares of our common stock.

                                    EXPERTS

    The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended January 2, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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